UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2013

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Change in Shareholder’s Equity
Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2013, EXFO Inc., a Canadian corporation, issued its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2013. At the same time, it also issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Form 6-K containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2013, a cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 25, 2013

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at August 31, 2013 and an audit of their 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2013 and August 31, 2012 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2013 and August 31, 2012 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at
August 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section
"Management's Annual Report on Internal Control over Financial Reporting" included in Item 15 b) of the
Annual Report on Form 20-F.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2013, based on criteria established in Internal Control -
Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP 1

November 25, 2013
Montréal, Quebec, Canada

1 CPA auditor, CA, public accountancy permit No. A115888

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2013	2012
Assets

Current assets
Cash	$45,386	$58,868
Short-term investments (note 6)	4,868	8,236
Accounts receivable (note 6)
Trade	50,117	37,643
Other	2,778	4,283
Income taxes and tax credits recoverable (note 21)	6,525	9,024
Inventories (note 7)	35,705	41,212
Prepaid expenses	2,561	3,800

	147,940	163,066

Tax credits recoverable (note 21)	41,719	38,397
Property, plant and equipment (notes 8 and 23)	45,523	49,848
Intangible assets (notes 9 and 23)	7,543	14,132
Goodwill (notes 9 and 23)	27,313	29,160
Deferred income tax assets (note 21)	10,807	12,080
Other assets	693	–

	$281,538	$306,683
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$26,253	$32,392
Provisions (note 11)	756	952
Income taxes payable	679	917
Current portion of long-term debt (note 13)	296	565
Deferred revenue	9,467	10,583

	37,451	45,409

Deferred revenue	3,932	4,997
Long-term debt (note 13)	–	282
Deferred income tax liabilities (note 21)	3,226	2,105
Other liabilities	477	609

	45,086	53,402
Commitments (note 14)

Shareholders’ equity
Share capital (note 15)	109,837	110,965
Contributed surplus	17,186	17,298
Retained earnings	112,852	111,511
Accumulated other comprehensive income (loss) (note 16)	(3,423)	13,507

	236,452	253,281

	$281,538	$306,683

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Guy Marier
GERMAIN LAMONDE	GUY MARIER
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2013	2012	2011

Sales (note 23)	$242,150	$249,966	$269,743

Cost of sales (1) (note 19)	92,469	91,792	100,296
Selling and administrative (note 19)	88,756	94,139	87,062
Net research and development (note 19)	45,444	49,854	47,927
Depreciation of property, plant and equipment (note 19)	6,028	6,169	6,655
Amortization of intangible assets (note 19)	6,643	7,819	9,183
Changes in fair value of cash contingent consideration (note 12)	–	(311)	(2,685)
Interest and other income	(113)	(131)	(511)
Foreign exchange (gain) loss	(4,082)	657	3,808

Earnings (loss) before income taxes	7,005	(22)	18,008

Income taxes (note 21)	5,664	3,571	8,814

Net earnings (loss) from continuing operations	1,341	(3,593)	9,194

Net earnings from discontinued operations (note 3)	–	–	12,926

Net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$(0.06)	$0.15

Basic net earnings (loss) per share	$0.02	$(0.06)	$0.37

Diluted net earnings (loss) per share	$0.02	$(0.06)	$0.36

Basic weighted average number of shares outstanding (000’s)	60,323	60,453	60,000

Diluted weighted average number of shares outstanding (000’s) (note 22)	61,110	60,453	61,488

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2013	2012	2011

Net earnings (loss) for the year	$1,341	$(3,593)	$22,120
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(15,830)	(6,875)	19,123
Items that may be reclassified subsequently to net earnings
Reclassification of realized losses on short-term investments in net earnings	─	─	2
Unrealized gains/losses on forward exchange contracts	(1,256)	185	3,413
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(247)	(1,108)	(2,191)
Deferred income tax effect of gains/losses on forward exchange contracts	403	256	(314)

Other comprehensive income (loss)	(16,930)	(7,542)	20,033

Comprehensive income (loss) for the year	$(15,589)	$(11,135)	$42,153

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$92,984	$1,016	$218,689
Exercise of stock options (note 15)	1,452	–	–	–	1,452
Reclassification of stock-based compensation costs (note 15)	2,763	(2,763)	–	–	–
Stock-based compensation costs	–	2,217	–	–	2,217
Net earnings for the year	–	–	22,120	–	22,120
Other comprehensive income
Foreign currency translation adjustment	–	–	–	19,123	19,123
Changes in unrealized losses on short-term investments	–	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $314	–	–	–	908	908

Total comprehensive income for the year	–	–	22,120	20,033	42,153

Balance as at August 31, 2011	$110,341	$18,017	$115,104	$21,049	$264,511

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 15)	310	–	–	–	310
Redemption of share capital (note 15)	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs (note 15)	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 15)	87	–	–	–	87
Redemption of share capital (note 15)	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs (note 15)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive income (loss) for the year	–	–	1,341	(16,930)	(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2013	2012	2011
Cash flows from operating activities
Net earnings (loss) for the year	$1,341	$(3,593)	$22,120
Add (deduct) items not affecting cash
Change in discount on short-term investments	–	45	(42)
Stock-based compensation costs	1,768	1,862	2,256
Depreciation and amortization	12,671	13,988	15,856
Gain on disposal of discontinued operations (note 3)	–	–	(13,212)
Gain on disposal of capital assets	–	–	(568)
Changes in fair value of cash contingent consideration (note 12)	–	(311)	(2,685)
Deferred revenue	(1,266)	(506)	(1,262)
Deferred income taxes	2,951	2,050	7,063
Changes in foreign exchange gain/loss	(1,091)	(1,510)	2,130
	16,374	12,025	31,656
Changes in non-cash operating items
Accounts receivable	(14,765)	7,974	10,066
Income taxes and tax credits	(4,205)	(5,570)	(6,714)
Inventories	2,916	10,879	(8,751)
Prepaid expenses	993	(589)	(232)
Other assets	(703)	–	–
Accounts payable and accrued liabilities and provisions	(2,373)	643	(2,775)
Other liabilities	(258)	(105)	60
	(2,021)	25,257	23,310
Cash flows from investing activities
Additions to short-term investments	(54,489)	(115,886)	(516,674)
Proceeds from disposal and maturity of short-term investments	57,514	152,797	481,945
Additions to capital assets (notes 8 and 9)	(8,026)	(23,849)	(12,164)
Proceeds from disposal of capital assets	–	–	568
Net proceeds from disposal of discontinued operations (note 3)	–	–	22,063
Business combination	–	–	(1,049)
	(5,001)	13,062	(25,311)
Cash flows from financing activities
Bank loan	–	(782)	772
Repayment of long-term debt	(589)	(577)	(619)
Exercise of stock options	87	310	1,452
Redemption of share capital	(3,096)	(2,236)	–
	(3,598)	(3,285)	1,605

Effect of foreign exchange rate changes on cash	(2,862)	1,063	1,058

Change in cash	(13,482)	36,097	662
Cash – Beginning of year	58,868	22,771	22,109
Cash – End of year	$45,386	$58,868	$22,771

Supplementary information
Interest received	$668	$591	$554
Interest paid	$37	$76	$159
Income taxes paid	$1,373	$1,494	$1,878

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on October 8, 2013.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and available-for-sale investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangement.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 12 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts and installation, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

Foreign currency translation

a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction; and non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Other liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Interest on available-for-sale financial assets, calculated using the effective interest method, is recognized in the consolidated statements of earnings.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	5 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets’ residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand names and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand names, and four and ten years for software. None of the company’s intangible assets was developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of intangible assets of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2012 and 2013, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, “Accounting for Governmental Grants and Disclosures of Governmental Assistance’’, and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs to sell and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases where the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at August 31, 2012 and 2013, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant and that the grants will be received.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

The current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. The income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdiction where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of the temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods. However, it is possible that at some future date, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the statement of earnings in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

Cash-settled awards

The company’s stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Critical accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

Critical judgments, estimates and assumptions are the following:

Critical judgments

a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British Pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency.

For the years ended August 31, 2011 and 2012, the company had one foreign operation (NetHawk) having the euro as its functional currency. During the year ended August 31, 2013, following changes in the organizational structure affecting this subsidiary and centralization of certain of its activities into those of the parent company (note 9) and based on the analysis of relevant indicators, management has determined that the functional currency of this subsidiary is now the Canadian dollar. In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, this change has been accounted for prospectively from the date of the change.

b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

During the year ended August 31, 2013, following changes in the organizational structure affecting the NetHawk CGU and centralization of certain of its activities into those of the parent company, management applied judgment in reallocating the goodwill associated with the NetHawk CGU to the parent company’s operations (note 9).  The reallocation of goodwill did not trigger impairment.

Critical estimates and assumptions

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable-long-term tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable-long-term tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 21).

d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from a binding sales agreement in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, the company’s stock price, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, the company uses discounted cash flows. The establishment of discounted cash flows requires the use of estimates and assumptions, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU. Estimates and assumptions used to establish discounted cash flows are described in note 9.

i)	Growth rates

The assumptions used are based on the company’s historical growth, internal budget, expectations of future revenue growth as well as industry and market trends.

ii)	Discount rate

The company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New IFRS pronouncements and amendments

Adopted during the year

Financial statement presentation

The International Accounting Standard Board (IASB) amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. The company adopted these amendments on September 1, 2012 and classified items of other comprehensive income accordingly.

Issued but not yet adopted

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. The company will adopt these amendments on September 1, 2013 and expects their adoption to have no significant impact on its consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The company has not yet assessed the impact that this new standard is likely to have on its consolidated financial statements.

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company will adopt these new standards on September 1, 2013 and does not expect them to have a significant impact on its consolidated financial statements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities–Non-Monetary Contributions by Venturers”.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

3	Discontinued Operations

On October 1, 2010, the company closed the sale of the Life Sciences and Industrial Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and deferred income taxes of $141,000. As such, revenues and expenses were presented as discontinued operations for the year ended August 31, 2011.

The results of the discontinued operations are as follows:

Year ended August 31, 2011 (30 days)

Sales	$1,991
Cost of goods sold and operating expenses	$1,997
Gain from disposal of discontinued operations	$13,212
Net earnings from discontinued operations	$12,926
Basic net earnings from discontinued operations per share	$0.22
Diluted net earnings from discontinued operations per share	$0.21

4	Restructuring charges

In June 2012, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $2,418,000. During the year ended August 31, 2012, the company recorded charges of $2,329,000 in severance expenses under that plan. The remaining of the expenses of $89,000 was recorded during the year ended August 31, 2013 (note 19).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

●	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
●	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
●	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made in the objectives and policies during the years ended August 31, 2012 and 2013.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income (loss). The capital of the company amounted to $239,774,000 and $239,875,000 as at August 31, 2012 and 2013 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2013

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$45,386	$–	$–	$–	$45,386
Short-term investments	$–	$4,868	$–	$–	$4,868
Accounts receivable	$52,895	$–	$–	$–	$52,895
Other assets	$167	$–	$–	$–	$167
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$25,679	$–	$25,679
Forward exchange contracts	$–	$–	$–	$722	$722
Long-term debt	$–	$–	$296	$–	$296

	As at August 31, 2012

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$58,868	$–	$–	$–	$58,868
Short-term investments	$–	$8,236	$–	$–	$8,236
Accounts receivable	$41,128	$–	$–	$–	$41,128
Forward exchange contracts	$–	$–	$–	$798	$798
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$32,392	$–	$32,392
Long-term debt	$–	$–	$847	$–	$847
Other liabilities	$–	$–	$163	$–	$163

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Based on market value, the fair value of short-term investments amounted to $8,236,000 and $4,868,000 as at August 31, 2012 and 2013 respectively.

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets, the long-term debt and other liabilities approximates their carrying value due to their relatively short-term maturities.

The carrying value of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and net losses of $808,000 as at August 31, 2013.

Based on the portfolio of forward exchange contracts as at August 31, 2013, the company estimates that the portion of unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $574,000.

As at August 31, 2013, forward-exchange contracts of $574,000 are presented as current liabilities in accounts payable and accrued liabilities and forward-exchange contracts of $148,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

As at August 31, 2012, forward exchange contracts of $798,000 were presented as current assets in other receivable in the balance sheet.

For the years ended August 31, 2011, 2012 and 2013, the company recognized within its sales foreign exchange gains on forward exchange contracts of $2,795,000, $1,125,000 and $380,000 respectively.

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain cost of sales and operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2012 and 2013, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2012
September 2012 to August 2013	$23,000	1.0228
September 2013 to August 2014	3,600	1.0439
Total	$26,600	1.0256

As at August 31, 2013
September 2013 to August 2014	$22,200	1.0280
September 2014 to August 2015	15,000	1.0529
September 2015 to August 2016	5,000	1.0716
Total	$42,200	1.0420

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2012 and 2013:

	As at August 31,
	2013		2012

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,728	€2,106	$9,781	€1,555
Accounts receivable	33,191	5,284	27,996	4,313
	42,919	7,390	37,777	5,868
Financial liabilities
Accounts payable and accrued liabilities	10,355	1,075	10,564	71
Forward exchange contracts (nominal value)	3,800	–	4,400	–
	14,155	1,075	14,964	71
Net exposure	$28,764	€6,315	$22,813	€5,797

The value of the Canadian dollar compared to the US dollar was CA$0.9863 = US$1.00 and CA$1.0530 = US$1.00 as at August 31, 2012 and 2013 respectively.

The value of the Canadian dollar compared to the euro was CA$1.2438 = €1.00 and CA$1.3936 = €1.00 as at August 31, 2012 and 2013 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2012 and 2013:

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,053,000, or $0.03 per diluted share, and $2,702,000, or $0.04 per diluted share, as at August 31, 2012 and 2013 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $709,000, or $0.01 per diluted share, and $870,000, or $0.01 per diluted share, as at August 31, 2012 and 2013 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $1,575,000 and $2,951,000 as at August 31, 2012 and 2013 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments and long-term debt.

Cash

As at August 31, 2012 and 2013, the company’s cash balances included an amount of $36,166,000 and $30,392,000 that bears interest at a rate of 1.3% and 1.5% respectively.

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2013	2012

Commercial paper denominated in Canadian dollars, bearing interest at an annual rate of 1.2%, maturing in October 2013	$4,868	$–
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, maturing in September 2012	–	8,236
	$4,868	$8,236

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2013, the company’s long-term debt, in the amount of $296,000 ($847,000 as at August 31, 2012) bears interest at an annual rate of 2.95% and matures in December 2013 (note 13).

Other financial instruments

Accounts receivable, other assets, accounts payable and accrued liabilities and other liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2013, the company’s short-term investments consist of a debt instrument issued by a (two as at August 31, 2012) high-credit quality corporation. This debt instrument is not expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $583,000 and $766,000 as at August 31, 2012 and 2013 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the years ended August 31, 2012 and 2013, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2013	2012

Current	$41,557	$31,856
Past due, 0 to 30 days	6,210	3,770
Past due, 31 to 60 days	2,088	1,048
Past due, more than 60 days, net of allowance for doubtful accounts of $583 and $766 as at August 31, 2012 and 2013 respectively	262	969
	$50,117	$37,643

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$583	$1,245
Addition charged to earnings	323	267
Write-off of uncollectible accounts	(140)	(873)
Recovery of uncollectible accounts	─	(56)
Balance – End of year	$766	$583

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2013
	0-12 months	13-24 Months	25-36 months

Accounts payable and accrued liabilities	$25,679	$ ─	$ ─
Long-term debt	296	─	─
Forward exchange contracts
Outflow	22,200	15,000	5,000
Inflow	(21,673)	(14,999)	(5,088)
Total	$26,502	$1	$(88)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2012
	0-12 months	13-24 months

Accounts payable and accrued liabilities	$32,392	$	─
Long-term debt	565		282
Other liabilities	─		163
Forward exchange contracts
Outflow	23,000		3,600
Inflow	(23,851)		(3,810)
Total	$32,106		$235

As at August 31, 2013, the company had $50,254,000 in cash and short-term investments and $52,895,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,640,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $21,908,000 for foreign currency exposure related to its forward exchange contracts (note 10).

7	Inventories

	As at August 31,
	2013	2012

Raw materials	$16,645	$19,786
Work in progress	1,179	1,511
Finished goods	17,881	19,915
	$35,705	$41,212

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, except for the related depreciation and amortization, which are shown separately in operating expenses (note 19).

Inventory write-down amounted to $3,577,000, $3,838,000 and $4,120,000 for the years ended August 31, 2011, 2012 and 2013 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Asset under construction	Total

Cost as at September 1, 2011	$4,705	$18,973	$44,034	$3,255	$2,942	$73,909
Reclassification	‒	2,942	‒	‒	(2,942)	‒
Additions	918	16,419	6,064	804	‒	24,205
Disposals	‒	‒	(2,255)	(1,745)	‒	(4,000)
Foreign currency translation adjustment	(38)	21	119	53	‒	155
Cost as at August 31, 2012	5,585	38,355	47,962	2,367	‒	94,269
Additions	5	866	3,824	167	‒	4,862
Disposals	‒	‒	(6,569)	‒	‒	(6,569)
Foreign currency translation adjustment	(358)	(2,439)	(2,661)	(171)	‒	(5,629)
Cost as at August 31, 2013	$5,232	$36,782	$42,556	$2,363	$ ‒	$86,933

Accumulated depreciation as at September 1, 2011	$1,317	$5,985	$32,470	$2,061	$ ‒	$41,833
Depreciation for the year	10	430	5,411	318	‒	6,169
Disposals	‒	‒	(2,082)	(1,654)	‒	(3,736)
Foreign currency translation adjustment	(10)	(173)	372	(34)	‒	155
Accumulated depreciation as at August 31, 2012	1,317	6,242	36,171	691	‒	44,421
Depreciation for the year	62	664	4,935	367	‒	6,028
Disposals	‒	‒	(6,423)	‒	‒	(6,423)
Foreign currency translation adjustment	(71)	(437)	(2,033)	(75)	‒	(2,616)
Accumulated depreciation as at August 31, 2013	$1,308	$6,469	$32,650	$983	$ ‒	$41,410

Net carrying value as at:
August 31, 2012	$4,268	$32,113	$11,791	$1,676	$ ‒	$49,848
August 31, 2013	$3,924	$30,313	$9,906	$1,380	$ ‒	$45,523

As at August 31, 2012 and 2013, unpaid purchases of property, plant and equipment amounted to $2,896,000 and $231,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2011	$27,215	$7,519	$749	$13,722	$49,205
Additions	128	‒	‒	653	781
Disposals	‒	‒	‒	(53)	(53)
Foreign currency translation adjustment	(1,266)	(937)	(93)	(253)	(2,549)
Cost as at August 31, 2012	26,077	6,582	656	14,069	47,384
Additions	145	‒	‒	515	660
Disposals	‒	‒	‒	(66)	(66)
Foreign currency translation adjustment	(1,349)	(416)	(42)	(1,509)	(3,316)
Cost as at August 31, 2013	$24,873	$6,166	$614	$13,009	$44,662

Accumulated amortization as at September 1, 2011	$14,455	$2,211	$220	$9,418	$26,304
Amortization for the year	4,929	1,351	135	1,404	7,819
Disposals	‒	‒	‒	(19)	(19)
Foreign currency translation adjustment	(262)	(310)	(31)	(249)	(852)
Accumulated amortization as at August 31, 2012	19,122	3,252	324	10,554	33,252
Amortization for the year	4,068	1,285	128	1,162	6,643
Disposals	‒	‒	‒	(51)	(51)
Foreign currency translation adjustment	(1,334)	(258)	(26)	(1,107)	(2,725)
Accumulated amortization as at August 31, 2013	$21,856	$4,279	$426	$10,558	$37,119

Net carrying value as at:
August 31, 2012	$6,955	$3,330	$332	$3,515	$14,132
August 31, 2013	$3,017	$1,887	$188	$2,451	$7,543

Remaining amortization period as at August 31, 2013	1 year	2 years	2 years	3 years

Goodwill

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$29,160	$30,942
Foreign currency translation adjustment	(1,847)	(1,782)
Balance – End of year	$27,313	$29,160

NetHawk, acquired in 2010, was identified as a separate cash generating unit (CGU) and the resulting goodwill, recognized upon the acquisition, was allocated to this CGU.  During the year ended August 31, 2013, changes in the organizational structure of NetHawk’s operations and the centralization of certain of its activities into those of the parent company affected the CGUs of the company, resulting in NetHawk related goodwill being reallocated to the parent company CGU (EXFO CGU), which represents the lowest level at which goodwill is monitored.

In the fourth quarter of fiscal 2013, the company performed its annual goodwill impairment test for its two CGUs, EXFO (formerly NetHawk CGU) and Brix.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the year ended August 31, 2013, the company used a market-based approach (sales multiples) based on recent comparable transactions in its industry, supplemented by an analysis of its enterprise value derived from its market capitalization to assess the recoverable amount of the EXFO CGU. For the years ended August 31, 2011 and 2012, the company used a combination of a market-based approach (sales multiples), based on recent comparable transactions in its industry, and discounted cash flows to assess the recoverable amount of the NetHawk CGU.

For all reporting years, the company used a combination of a market-based approach (sales multiples), based on recent comparable transactions in its industry, and discounted cash flows to assess the recoverable amount of the Brix CGU.

The sales multiple of recent comparable transactions for both CGUs ranged between 1.2 and 4 times sales. These comparable transactions occurred in calendar 2012 and 2013.

Discounted cash flows for the Brix CGU were based on five-year management projections, using a five-year sales compound annual growth rate (CAGR) of 23% and a perpetual growth rate of 2% thereafter. The company used a discount rate of 18%.

As at August 31, 2013, the recoverable amount for both CGUs exceeded their carrying value.

For the purposes of the impairment test, goodwill was allocated as follows to the two CGUs:

	As at August 31,
	2013	2012

EXFO CGU	$10,791	$11,520
Brix CGU	16,522	17,640
Total	$27,313	$29,160

10	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$14,245,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2013, an amount of CA$637,000 (US$605,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company’s operations for its own selling and purchase requirements. These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

Finally, the company has lines totaling credit of $27,600,000 for the foreign currency risk exposure related to its forward exchange contracts (note 6). As at August 31, 2013, an amount of $5,692,000 was reserved from these lines of credit. These lines of credit are unsecured.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2013	2012

Trade	$10,002	$16,998
Salaries and social benefits	12,883	13,084
Forward exchange contracts (note 6)	574	–
Other	2,794	2,310
	$26,253	$32,392

Provisions

	As at August 31,
	2013	2012

Warranty	$721	$675
Other	35	277
	$756	$952

Changes in the warranty provision are as follows:

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$675	$1,402
Provision	650	861
Settlements	(604)	(1,588)
Balance – End of year	$721	$675

12	Contingent consideration arrangement

In connection with the acquisition of NetHawk Oyj in fiscal 2010, the company had a cash contingent consideration of up to €8,700,000 based on a sales volume of certain NetHawk products over a three-year period ended on December 2012. The company recorded the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable were recorded in the consolidated statements of earnings.

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), has been recorded in the consolidated statements of earnings for that year. As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2,685,000, recorded in the statement of earnings for the year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13	Long-Term Debt

	As at August 31,
	2013	2012

Loan collateralized by assets of NetHawk Oyj denominated in euros (€224), bearing interest at 2.95%, repayable in semi-annual instalments of $296 (€224), maturing in December 2013	$296	$847
Less: current portion	296	565
	$–	$282

14	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through April 2022. Minimum rentals payable under operating leases are as follows:

	As at August 31
	2013	2012

No later than 1 year	$3,845	$3,628
Later than 1 year and no later than 5 years	5,465	4,711
Later than 5 years	517	676
	$9,827	$9,015

For the years ended August 31, 2011, 2012 and 2013, rental expenses amounted to $5,303,000 $4,308,000 and $3,533,000 respectively.

15	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2010	36,643,000	$1	22,936,709	$106,125	$106,126

Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	–	5,000,000	–	–
Exercise of stock options (note 17)	–	–	306,825	1,452	1,452
Redemption of restricted share units (note 17)	–	–	340,974	–	–
Redemption of deferred shares units (note 17)	–	–	37,491	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,763	2,763

Balance as at August 31, 2011	31,643,000	1	28,621,999	110,340	110,341

Exercise of stock options (note 17)	–	–	109,700	310	310
Redemption of restricted share units (note 17)	–	–	418,086	–	–
Redemption of share capital	–	–	(438,894)	(1,696)	(1,696)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,010	2,010

Balance as at August 31, 2012	31,643,000	1	28,710,891	110,964	110,965

Exercise of stock options (note 17)	–	–	30,675	87	87
Redemption of restricted share units (note 17)	–	–	286,426	–	–
Redemption of deferred share units (note 17)	–	–	37,054	–	–
Redemption of share capital	–	–	(663,256)	(2,565)	(2,565)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,350	1,350

Balance as at August 31, 2013	31,643,000	$1	28,401,790	$109,836	$109,837

a)
On November 7, 2011, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and ended on November 9, 2012. All shares repurchased under the bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013. All shares repurchased under the bid are cancelled.

16	Accumulated Other Comprehensive Income (loss)

Changes in accumulated other comprehensive incomes (loss) are as follows:

	Foreign currency translation adjustment	Available-for-sale financial instruments	Cash-flow hedge	Accumulate other comprehensive income (loss)

Balance as at September 1, 2010	$–	$(2)	$1,018	$1,016
Foreign currency translation adjustment	19,123	–	–	19,123
Changes in unrealized losses on short-term investments	–	2	–	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	–	908	908

Balance as at August 31, 2011	19,123	–	1,926	21,049
Foreign currency translation adjustment	(6,875)	–	–	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	–	(667)	(667)

Balance as at August 31, 2012	12,248	–	1,259	13,507
Foreign currency translation adjustment	(15,830)	–	–	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	–	(1,100)	(1,100)

Balance as at August 31, 2013	$(3,582)	$–	$159	$(3,423)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

17	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Stock-based compensation costs arising from equity-settled awards	$1,769	$1,831	$2,217
Stock-based compensation costs arising from cash-settled awards	(1)	31	39
	$1,768	$1,862	$2,256

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2012 and 2013, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013		2012		2011
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	244,354	$5	641,357	$9	1,348,787	$19
Exercised	(30,675)	3	(109,700)	3	(306,825)	5
Forfeited	(2,000)	6	(1,500)	5	(43,541)	14
Expired	(10,425)	5	(285,803)	15	(357,064)	48
Outstanding – End of year	201,254	$6	244,354	$5	641,357	$9
Exercisable – End of year	201,254	$6	244,354	$5	641,357	$9

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2011, 2012 and 2013 was $4.90, $5.84 and $5.08 respectively.

The following table summarizes information about stock options as at August 31, 2013:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Weighted average remaining contractual life
(CA$)		(CA$)
$4.64 to $6.28	201,254	$5.59	1 year

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Outstanding – Beginning of year	1,337,730	1,551,658	1,603,048
Granted	316,160	334,878	350,382
Redeemed	(286,426)	(418,086)	(340,974)
Forfeited	(34,372)	(130,720)	(60,798)
Outstanding – End of year	1,333,092	1,337,730	1,551,658

None of the RSUs outstanding, as at August 31, 2012 and 2013 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2011, 2012 and 2013 amounted to $7.26, $5.90 and $5.31 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2011, 2012 and 2013 was $7.48, $6.07 and $5.15 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Outstanding – Beginning of year	133,090	110,298	135,003
Granted	23,872	22,792	12,786
Redeemed	(37,054)	–	(37,491)
Outstanding – End of year	119,908	133,090	110,298

As at August 31, 2012 and 2013, 31,668 and 38,010 DSUs were redeemable respectively. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2011, 2012 and 2013 amounted to $7.87, $5.86 and $4.84 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2011 and 2013 was $8.68 and $4.94 respectively.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013		2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	33,124	$3	29,124	$3	44,374	$8
Granted	4,100	–	4,000	–	4,500	–
Forfeited	─	─	─	─	(14,750)	5
Expired	─	─	─	─	(5,000)	34
Outstanding – End of year	37,224	$3	33,124	$3	29,124	$3

Exercisable – End of year	22,624	$4	15,787	$4	10,075	$5

The liability arising from stock appreciation rights as at August 31, 2012 and 2013 amounted to $109,000 and $107,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes information about stock appreciation rights as at August 31, 2013:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	12,600	8 years	–
$2.36	9,674	5 years	9,674
$3.74 to $4.65	10,500	3 years	8,500
$6.28 to $6.50	4,450	3 years	4,450
	37,224	5 years	22,624

18	Related Party Disclosures

Compensation of key management personnel

	Years ended August 31,
	2013	2012	2011

Salaries and short-term employee benefits	$3,442	$3,398	$3,643
Restructuring charges	–	177	–
Stock-based compensation costs	907	793	853
	$4,349	$4,368	$4,496

Key management personnel includes senior management and directors.

19	Statements of earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2013	2012	2011

Gross research and development expenses	$54,334	$59,282	$57,226
Research and development tax credits and grants	(8,890)	(9,428)	(9,299)
	$45,444	$49,854	$47,927

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2013	2012	2011
Cost of sales
Depreciation of property, plant and equipment	$1,651	$2,009	$1,975
Amortization of intangible assets	4,027	5,076	6,093
	5,678	7,085	8,068
Selling and administrative expenses
Depreciation of property, plant and equipment	1,100	1,037	1,341
Amortization of intangible assets	1,687	1,806	2,092
	2,787	2,843	3,433
Net research and development expenses
Depreciation of property, plant and equipment	3,277	3,123	3,339
Amortization of intangible assets	929	937	998
	4,206	4,060	4,337
	$12,671	$13,988	$15,838

Depreciation of property, plant and equipment	$6,028	$6,169	$6,655
Amortization of intangible assets	6,643	7,819	9,183
	$12,671	$13,988	$15,838

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2013	2012	2011

Salaries and benefits	$122,433	$127,007	$122,828
Restructuring charges	89	2,329	─
Stock-based compensation costs	1,768	1,862	2,256
	$124,290	$131,198	$125,084

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2013	2012	2011

Cost of sales	$ ─	$264	$ ─
Selling and administrative expenses	─	1,181	─
Net research and development costs	89	884	─
	$89	$2,329	$ ─

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2013	2012	2011

Cost of sales	$226	$248	$224
Selling and administrative expenses	1,160	1,145	1,281
Net research and development expenses	382	469	487
Net earnings from discontinued operations	─	─	264
	$1,768	$1,862	$2,256

20	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2013, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the statements of earnings. For the years ended August 31, 2011, 2012 and 2013, the company recorded $2,085,000, $1,903,000 and $1,498,000 respectively, under that program in the statements of earnings.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

●	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 3% of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2011, 2012 and 2013, amounted to $911,000, $1,178,000 and $1,165,000 respectively.

●	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits, but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2011, 2012 and 2013, the company recorded cash contributions and expenses totaling $680,000, $693,000 and $632,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2013	2012	2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2013 and 2012 and 29% in 2011)	$1,891	$(6)	$5,222

Increase (decrease) due to:
Foreign income taxed at different rates	(249)	285	(402)
Non-taxable (income)/loss	(2,077)	535	(4,102)
Non-deductible expenses	792	1,028	916
Foreign exchange effect of translation of foreign subsidiaries	148	(2,205)	2,541
Recognition of previously unrecognized deferred income tax assets	─	(557)	─
Utilization of previously unrecognized deferred income tax assets	─	─	(61)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,385	4,509	5,111
Other	774	(18)	(411)
	$5,664	$3,571	$8,814

The income tax provision consists of the following:

Current
Current income taxes	$2,713	$1,521	$1,986
Benefit arising from previously unrecognized tax losses and deductible temporary differences	─	─	(61)
	2,713	1,521	1,925

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,434)	(1,902)	1,778
Benefit arising from previously unrecognized tax losses and deductible temporary differences	─	(557)	─
	(1,434)	(2,459)	1,778
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,385	4,509	5,111

	2,951	2,050	6,889
	$5,664	$3,571	$8,814

The income tax provision for the discontinued operations is as follows:

Current	$ ‒	$ ‒	$27
Deferred	‒	‒	174
	$ ‒	$ ‒	$201

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2013	2012

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,193	$4,002
Deferred income tax assets recoverable after 12 months	7,614	8,078
	10,807	12,080

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	252	108
Deferred income tax liabilities payable after 12 months	2,974	1,997

	3,226	2,105
Deferred income tax assets net	$7,581	$9,975

The changes in deferred income tax assets and liabilities for the year ended August 31, 2012 are as follows:

	Balance as at September 1, 2011	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2012

Deferred income tax assets
Long-lived assets	$4,644	$(211)	$2	$(46)	$4,389
Provisions and accruals	2,925	274	256	(24)	3,431
Deferred revenue	1,983	71		(10)	2,044
Research and development expenses	2,598	(209)	‒	(27)	2,362
Losses carried forward	9,614	(412)	‒	5	9,207

Deferred income tax liabilities
Long-lived assets	(232)	(254)	(2)	(6)	(494)
Research and development tax credits	(9,698)	(1,309)	‒	43	(10,964)
Total	$11,834	$(2,050)	$256	$(65)	$9,975

Classified as follows:
Deferred income tax assets	$16,913				$12,080
Deferred income tax liabilities	(5,079)				(2,105)
	$11,834				$9,975

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2013 are as follows:

	Balance as at September 1, 2012	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2013

Deferred income tax assets
Long-lived assets	$4,389	$(449)	$ ‒	$(201)	$3,739
Provisions and accruals	3,431	213	403	(197)	3,850
Deferred revenue	2,044	(164)	‒	(85)	1,795
Research and development expenses	2,362	(608)	‒	(125)	1,629
Losses carried forward	9,207	(808)	‒	(8)	8,391

Deferred income tax liabilities
Long-lived assets	(494)	45	‒	28	(421)
Research and development tax credits	(10,964)	(1,180)	‒	742	(11,402)
Total	$9,975	$(2,951)	$403	$154	$7,581

Classified as follows:
Deferred income tax assets	$12,080				$10,807
Deferred income tax liabilities	(2,105)				(3,226)
	$9,975				$7,581

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31
	2013	2012

Temporary deductible differences	$205	$270
Losses carried forward	35,914	33,135
Research and development expenses	1,370	2,347

	$37,489	$35,752

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2013, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2014	$ ‒	$ ‒	$665	$1,404	$ ‒
2015	‒	1,131	2,650	997	‒
2016	‒	‒	‒	553	‒
2017	‒	‒	4	‒	‒
2018	‒	‒	384	‒	‒
2019	‒	‒	‒	741	‒
2020	‒	‒	8,782	3,470	‒
2021	‒	‒	7,609	10,202	‒
2022	‒	‒	13,192	7,435	‒
2023	‒	‒	8,444	1,972	‒
2024	‒	‒	‒	1,351	‒
2025	‒	‒	‒	1,351	‒
2026	‒	1,021	‒	1,351	‒
2027	‒	1,295	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	11	11	‒	2,713	‒
2031	36	36	‒	109	‒
2032	9	9	‒	‒	‒
2033	45	45	‒	4,920	‒
Indefinite	‒	‒	‒	‒	2,222
	$101	$3,548	$41,730	$42,367	$2,222

Furthermore, as at August 31, 2013, the company had available capital losses in Canada amounting to $64,895,000 at the federal level and $69,028,000 at the provincial level for which no deferred tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2013, non-refundable research and development tax credits recognized in the balance sheet amounted to $42,411,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $275,000,000 (CA$290,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In order to generate $275,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 16 years, the company needs to generate a pre-tax earnings compound annual growth rate (CAGR) of 5%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2013, the company had deferred income tax assets in the balance sheet in the amount of $10,807,000 mainly in the United States. In order to recover these deferred income tax assets, the company needs to generate $27,000,000 in pre-tax earnings at the United States level. In order to generate $27,000,000 in pre-tax earnings at the United State level over the estimated recovery period of seven years, the company needs to generate a pre-tax earnings CAGR of 9%, which the company believes is probable.

As at August 31, 2013, taxable temporary differences of $7,111,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2013	2012	2011

Basic weighted average number of shares outstanding (000’s)	60,323	60,453	60,000
Plus dilutive effect of (000’s):
Stock options	24	149	266
Restricted share units	648	910	1,106
Deferred share units	115	118	116
Diluted weighted average number of shares outstanding (000’s)	61,110	61,630	61,488

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	75	54	381

For the year ended August 31, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for that year was calculated using the basic weighted average number of shares outstanding.

23	Segment Information

The company has only one reportable segment.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2013	2012	2011

United States	$87,145	$83,401	$89,240
Canada	26,073	29,944	30,986
Other	14,910	17,838	17,303
Americas	128,128	131,183	137,529

United Kingdom	13,206	9,862	15,617
Other	53,802	61,449	69,698
Europe, Middle-East and Africa	67,008	71,311	85,315

China	21,778	21,802	28,184
Other	25,236	25,670	18,715
Asia-Pacific	47,014	47,472	46,899
	$242,150	$249,966	$269,743

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2013			As at August 31, 2012

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$34,833	$2,274	$–	$38,436	$2,858	$	−
United States	1,305	186	16,522	1,335	2,067		17,640
Finland	589	4,762	10,791	849	8,265		11,520
India	6,190	42	–	5,866	16		–
China	1,517	25	−	2,094	43		−
Other	1,089	254	−	1,268	883		−
	$45,523	$7,543	$27,313	$49,848	$14,132		$29,160

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated November 1, 2013.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that enable customers to increase network capacity and optimize reliability on their wireline and wireless IP (Internet protocol) networks. As such, we target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures : 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data within the FTB Ecosystem can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we expanded our product portfolio into service assurance for next-generation IP networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software solution that delivers end-to-end, quality of service and quality of experience visibility as well as real-time IP service monitoring and verification of next-generation IP networks. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services.

Our 2G, 3G and 4G/LTE test portfolio mainly consists of network simulators and protocol analyzers. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Our protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1600 people in 25 countries, supporting more than 2000 telecom customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supplemented by a software development center in India.

We launched 15 new products in fiscal 2013, including two in the fourth quarter. Key new product introductions in 2013 included among others the TravelHawk Pro, a 4G/LTE network troubleshooting tool that has been selected by three of the world’s top five LTE operators; the FTB-88100NGE Power Blazer, the first portable, multiservice test solution supporting transmission rates from 100M to 100G; and the BV-100 service assurance probe that enables network operators to validate service-level agreements and end-user quality of experience at customer premises and cell sites.

We reported sales of $242.2 million in fiscal 2013, which represents a decrease of 3.1% year-over-year from $250.0 million in 2012.

We reported net earnings of $1.3 million, or $0.02 per diluted share, in fiscal 2013, compared to a net loss of $3.6 million, or $0.06 per share, in 2012. Net earnings in fiscal 2013 included $6.4 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $0.1 million in after-tax restructuring charges and a foreign exchange gain of $4.1 million. Net loss for fiscal 2012 included $7.8 million in after-tax amortization of intangible assets, $1.9 million in stock-based compensation costs, $1.9 million in after-tax restructuring charges, a gain of $0.3 million for the changes in the fair value of the cash contingent consideration and a foreign exchange loss of $0.7 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss) amounted to $17.3 million, or 7.2% of sales, in fiscal 2013, compared to $18.4 million, or 7.3% of sales, in 2012. See further in this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings (loss).

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The normal course issuer bid started start on November 12, 2012, and will end on November 11, 2013.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2011, 2012 and 2013, no customer accounted for more than 10% of our sales, with our top customer representing 7.2%, 4.4% and 6.1% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and grants on research and development activities carried out in Canada and Finland. All related research and development tax credits and grants are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data:	2013	2012	2011	2013	2012	2011
Sales	$242,150	$249,966	$269,743	100.0%	100.0%	100.0%

Cost of sales (1)	92,469	91,792	100,296	38.2	36.7	37.2
Selling and administrative	88,756	94,139	87,062	36.6	37.7	32.3
Net research and development	45,444	49,854	47,927	18.8	19.9	17.7
Depreciation of property, plant and equipment	6,028	6,169	6,655	2.5	2.5	2.5
Amortization of intangible assets	6,643	7,819	9,183	2.7	3.1	3.4
Changes in the fair value of cash contingent consideration	–	(311)	(2,685)	–	(0.1)	(1.0)
Interest and other income	(113)	(131)	(511)	–	(0.1)	(0.2)
Foreign exchange (gain) loss	(4,082)	657	3,808	(1.7)	0.3	1.4
Earnings (loss) before income taxes	7,005	(22)	18,008	2.9	–	6.7
Income taxes	5,664	3,571	8,814	2.3	1.4	3.3
Net earnings (loss) from continuing operations	1,341	(3,593)	9,194	0.6%	(1.4)%	3.4%
Net earnings from discontinued operations	–	–	12,926
Net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$(0.06)	$0.15
Basic net earnings (loss) per share	$0.02	$(0.06)	$0.37
Diluted net earnings (loss) per share	$0.02	$(0.06)	$0.36

Other selected information:

Gross margin (2)	$149,681	$158,174	$169,447	61.8%	63.3%	62.8%

Research and development data:
Gross research and development	$54,334	$59,282	$57,226	22.4%	23.7%	21.2%
Net research and development	$45,444	$49,854	$47,927	18.8%	19.9%	17.7%

Restructuring charges included in:
Cost of sales	$–	$264	$–	–%	0.1%	‒ %
Selling and administrative expenses	$–	$1,181	$–	–%	0.5%	‒ %
Net research and development expenses	$89	$884	$–	–%	0.4%	‒ %

Adjusted EBITDA (2)	$17,338	$18,372	$36,581	7.2%	7.3%	13.5%

Consolidated balance sheets data:
Total assets	$281,538	$306,683	$322,355

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 68 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

Sales and bookings

Fiscal 2013 vs. 2012

In fiscal 2013, our sales decreased 3.1% to $242.2 million, compared to $250.0 million in 2012, and our bookings decreased 4.6% year-over-year to $233.5 million from $244.8 million in 2012, for a book-to-bill ratio of 0.96 in 2013.

Market conditions in the telecommunications industry remain difficult due an uncertain macro-economic environment, marked by challenging end-markets in several European countries, uneven network operator spending in the Asia-Pacific region while investments in the Americas have been more robust. In addition, operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

In addition, in fiscal 2013, we faced increased competition and pricing pressure compared to 2012, which reduced our sales and bookings year-over-year.

Furthermore, in fiscal 2013, calendar year-end budget spending from network operators was even more limited than the previous year, which reduced our sales and bookings for that year, compared to 2012. The magnitude of customers’ calendar year-end budget spending may fluctuate year-over-year.

Finally, in fiscal 2013, we recorded in our sales foreign exchange gains of $380,000 on our forward exchange contracts, compared to $1.1 million in 2012, which contributed to decrease our sales 0.3% year-over-year.

However, in the second half of fiscal 2013, we witnessed some improvements in the United States as we delivered year-over-year sales growth in this area in 2013 based in part on 4G/LTE and 100G deployments.

In fiscal 2013, we also shipped large orders of our MaxTester 635 Copper, DSL and Multiplay Test Set to two tier-1 operators. We did not recognize such large orders in fiscal 2012.

Fiscal 2012 vs. 2011

In fiscal 2012, our sales decreased 7.3% to a $250.0 million, compared to $269.7 million in 2011.

In fiscal 2012, market conditions were difficult as explained in the section above. In addition, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with tier-1 operators, while China was sluggish. This resulted in lower sales in fiscal 2012, compared to 2011.

In addition, network operators grappled with issues of monetizing their investments in next-generation fixed and mobile networks as data revenue growth did not keep pace with the required level of expenditures. Consequently, network operators reassessed their business models and spending levels in efforts to improve profitability, as they increasingly scrutinized their capital expenditures and even delayed some purchasing decisions.

Also, in fiscal 2012, as a result of the above-mentioned factors, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to 2011.

Furthermore, in fiscal 2011, we received a follow-on order worth over $6 million from a tier-1 European operator for our AXS-200/635 triple-play tester. We did not recognize such large single order in fiscal 2012.

Also, in fiscal 2012, the increase in the average value of the US dollar compared to the euro had a negative impact of approximately $2 million on our sales compared to 2011 as we report our results in US dollars; this represented a decrease of 0.7% of sales year-over-year.

Finally, in fiscal 2012, we recorded in our sales foreign exchange gains of $1.1 million on our forward exchange contracts, compared to $2.8 million in 2011, which contributed to decrease our sales 0.6% year-over-year.

Geographic distribution

In fiscal 2013, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 53%, 28% and 19% of sales respectively, compared to 52%, 29% and 19% respectively in 2012 and 51%, 32% and 17% respectively in 2011.

GROSS MARGIN (non-IFRS measure – refer to page 68 of this document)

Gross margin amounted to 61.8%, 63.3% and 62.8% of sales in fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in our gross margin in fiscal 2013, compared to 2012, can be explained by the following factors.

In fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in fiscal 2013, we shipped large orders of our copper-access test solutions; this product line typically delivers lower margins than our other test solutions.

In addition, increased pricing pressure in fiscal 2013, compared to 2012 had a negative impact on our gross margin year-over-year.

Furthermore, a lower sales volume in fiscal 2013 compared to 2012 (3.1%) resulted in a lower absorption of our fixed manufacturing costs, which resulted in a lower gross margin year-over-year.

Also, in fiscal 2012, our warranty expenses were lower compared to 2013; this resulted in a positive impact on our gross margin in fiscal 2012.

In addition, in fiscal 2013, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to 2012, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months, had a negative impact on our gross margin in fiscal 2013 compared to 2012; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

However, in fiscal 2013, a larger portion of our sales came from products manufactured in our facilities in China compared to 2012, thus offsetting in part the year-over-year decrease in our gross margin; those products have a lower cost of goods than those manufactured in our facilities in Canada and Finland.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales (nil in 2013), which negatively impacted our gross margin for that year.

Fiscal 2012 vs. 2011

The increase in our gross margin in fiscal 2012, compared to 2011, can be explained by the following factors.

First, in fiscal 2012, our gross margin was favorably affected by our product mix. In addition, in fiscal 2011, we reported larger orders for copper-access solutions, which typically deliver lower margins than our test solutions, and we granted larger volume discounts on a significant part of these sales.

Furthermore, in fiscal 2012, our warranty expenses were lower compared to 2011; this resulted in a positive impact on our gross margin year-over-year.

In addition, in fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to 2011, thus resulting in an improvement in our gross margin year-over-year.

On the other hand, a lower sales volume in fiscal 2012 compared to 2011 (7.3%) resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

In addition, in fiscal 2012, we faced increased pricing pressure compared to 2011, which negatively affected our gross margin year-over-year.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales, which negatively impacted our gross margin year-over-year.

Furthermore, in fiscal 2012, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to 2011, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar had a negative impact on our gross margin in fiscal 2012 compared to 2011.

Outlook for fiscal 2014

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, and our tight control on costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer mix, under-absorption of fixed manufacturing costs, increases in product offerings by other suppliers in our industry, as well as unfavorable exchange rates.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $88.8 million, $94.1 million and $87.1 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of sales, selling and administrative expenses amounted to 36.6%, 37.7% and 32.3% for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

In fiscal 2013, our selling and administrative expenses, especially salaries and benefits as well as travel expenses, decreased year-over-year due to tight controls on expenses and the impact of our 2012 restructuring plan.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales (nil in 2013), in restructuring charges in our selling and administrative expenses for the employees laid off as part of our 2012 restructuring plan.

Finally, in fiscal 2013, commission expenses to our sales channels were lower compared to 2012, due to a lower sales volume year-over-year.

Fiscal 2012 vs. 2011

In fiscal 2012, we intensified our sales and marketing efforts, including additional employees, both domestically and internationally, and we incurred bad debt expenses compared to bad debt recovery in 2011; in addition, despite a lower sales volume year-over-year (7.3%), our commission expenses to our sales channels were almost flat compared to 2011 due to the shift in product and territory mix; this caused our expenses to increase as a percentage of sales year-over-year.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales, in restructuring charges in our selling and administrative expenses for the employees laid off as part of our 2012 restructuring plan.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses, as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

Outlook for fiscal 2014

For fiscal 2014, we expect our selling and administrative expenses to decrease as percentage of sales and range between 33% and 35%. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar in the upcoming quarters would cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $54.3 million, $59.3 million and $57.2 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of sales, gross research and development expenses amounted to 22.4%, 23.7% and 21.2% for fiscal 2013, 2012 and 2011 respectively, while net research and development expenses accounted for 18.8%, 19.9% and 17.7% of sales for these respective years.

Fiscal 2013 vs. 2012

In fiscal 2013, our gross research and development expenses decreased year-over-year, especially salaries and benefits, due to tight controls on expenses and to the impact of our 2012 restructuring plan.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our 2012 restructuring plan, compared to $89,000 in 2013.

Furthermore, in fiscal 2013, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to 2012, mainly from consultants, subcontracting and material expenses.

Finally, in fiscal 2013, the year-over-year increase in the average value of the US dollar compared to the Indian rupee had a positive impact on our gross research and development expenses, as a portion of these expenses are incurred in Indian rupees and we report our results in US dollars.

Fiscal 2012 vs. 2011

In fiscal 2012, we intensified our research and development activities, including additional employees, which resulted in increased gross research and development expenses compared to 2011. In addition, in fiscal 2012, the mix and calendar of research and development projects resulted in increased gross research and development expenses compared to 2011.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our 2012 restructuring plan.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar, the euro and the Indian rupee year-over-year had a positive impact on our gross research and development expenses, as most of these expenses are incurred in these currencies and we report our results in US dollars.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $8.9 million, $9.4 million and $9.3 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of gross research and development expenses, tax credits reached 16.4%, 15.9% and 16.2% for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in tax credits and grants in fiscal 2013 compared to 2012 results from the decrease in gross research and development expenses year-over-year as we were entitled to the same tax credit and grant programs year-over-year.

Outlook for fiscal 2014

For fiscal 2014, we expect our net research and development expenses to slightly decrease as a percentage of sales and range between 17% and 19%. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2013, depreciation of property, plant and equipment amounted to $6.0 million, compared to $6.2 million and $6.7 million in 2012 and 2011 respectively.

Fiscal 2012 vs. 2011

The decrease in depreciation expense in fiscal 2012, compared to 2011, was due to the fact that some assets became fully depreciated as well as the increase in the average value of the US dollar versus the Canadian dollar, the euro and the Indian rupee year-over-year, as most of our depreciation expense is incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand names. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $6.6 million, $7.8 million and $9.2 million for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in amortization expenses in fiscal 2013 compared to 2012 comes from the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013.

Fiscal 2012 vs. 2011

The decrease in amortization expenses in fiscal 2012, compared to 2011, comes from the fact that core technologies related to the acquisition of Consultronics Limited (acquired in fiscal 2006) became fully amortized during fiscal 2011. In addition, the increase in the average value of the US dollar compared to the Canadian dollar and the euro had, to some extent, a positive impact on our amortization expenses, as most of these expenses are incurred in these currencies and we report our results in US dollars.

Outlook for fiscal 2014

We expect amortization of intangible assets to decrease in fiscal 2014 compared to 2013 due to the fact that core technology related to the acquisition of Brix Networks Inc. became fully amortized during fiscal 2013.

CHANGES IN THE FAIR VALUE OF THE CASH CONTINGENT CONSIDERATION

In fiscal 2012, changes in the fair value of the cash contingent consideration amounted to $311,000, compared to $2.7 million in 2011.

In connection with the acquisition of NetHawk Oyj in 2010, we had a cash contingent consideration of up to €8.7 million based on a sales volume of certain NetHawk products over a three-year period ended on December 2012. We recorded the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable were recorded in the consolidated statements of earnings.

Fiscal 2012

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), was recorded in the consolidated statements of earnings for that year.

Fiscal 2011

As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2.7 million, recorded in the statement of earnings in fiscal 2011.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $4.1 million in fiscal 2013, compared to a foreign exchange loss of $657,000 and $3.8 million in 2012 and 2011 respectively.

Fiscal 2013

In fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $4.1 million during the year. The period-end value of the Canadian dollar decreased 6.3% compared to the US dollar to CA$1.0530 = US$1.00 in fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year, and decreased 12.0% compared to the euro to CA$1.3936 = €1.00 in fiscal 2013, compared to CA$1.2438 = €1.00 at the end of the previous year. In fiscal 2013, the average value of the Canadian dollar compared to the US dollar was CA$1.0107 = US$1.00.

Fiscal 2012

In fiscal 2012, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $657,000. The period-end value of the Canadian dollar slightly decreased 0.9% to CA$0.9863 = US$1.00 in fiscal 2012, compared to CA$0.9784 = US$1.00 in 2011, while the average value of the Canadian dollar compared to the US dollar was CA$1.0094 = US$1.00 in 2012.

Fiscal 2011

In fiscal 2011, the period-end value of the Canadian dollar significantly increased versus the US dollar, compared to the previous year end, which resulted in a significant foreign exchange loss of $3.8 million during the year. The period-end value of the Canadian dollar increased 9.0% versus the US dollar to CA$0.9784 = US$1.00 in fiscal 2011, compared to CA$1.0665 = US$1.00 in 2010. In fiscal 2011, the average value of the Canadian dollar compared to the US dollar was CA$0.9894 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars.

Fiscal 2013 vs. 2012

In fiscal 2013, the increase of the average US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2013 increased 1.3% and 7.3% respectively, compared to the Canadian dollar and the Indian rupee.

Fiscal 2012 vs. 2011

In fiscal 2012, the increase in the average value of the US dollar, compared to the Canadian dollar, the euro and the Indian rupee year-over-year, resulted in a positive impact on our financial results. The average value of the US dollar in fiscal 2012 increased 2.0%, 6.2% and 12.3% respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

We recorded income tax expenses of $5.7 million, $3.6 million and $8.8 million in fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013

In fiscal 2013, we reported income tax expenses of $5.7 million on earnings before income taxes of $7.0 million. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, the effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2013.

Fiscal 2012

In fiscal 2012, we reported income tax expenses of $3.6 million on a loss before income taxes of $22,000. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, in fiscal 2012, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000. Otherwise, the effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2012.

Fiscal 2011

In fiscal 2011, we reported an income tax expense of $8.8 million on earnings before income taxes of $18.0 million. This situation mainly resulted from the fact that a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-deductible. In addition, we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, the changes in the fair value of the cash consideration, which resulted in a gain of $2.7 million, were non-taxable. Otherwise, the effective tax rate would have been closer to the statutory tax rate of 29% in fiscal 2011.

Please refer to note 21 to our consolidated financial statements for a full reconciliation of our income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division and that Division contributed one month to our results of the first quarter of fiscal 2011. Results from operations for that Division for the first quarter of fiscal 2011 were included in net earnings from discontinued operations along with the gain on the sale of the Division.

SALES

In fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million.

NET EARNINGS

In fiscal 2011, we reported net earnings from discontinued operations of $12.9 million, which included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at August 31, 2013, cash and short-term investments totaled $50.3 million, while our working capital was at $110.5 million. Our cash and short-term investments decreased $16.9 million in fiscal 2013, compared to 2012. First, in fiscal 2013, we made cash payments of $8.0 million for the purchase of capital assets, $3.1 million for the redemption of share capital under our share repurchase program and $589,000 for the repayment of our long-term debt. In addition, in fiscal 2013, operating activities used $2.0 million in cash. Finally, we recorded an unrealized foreign exchange loss of $3.2 million on our cash and short-term investments. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of a commercial paper issued by a high-credit quality corporation; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2013, cash balances included an amount of $30.4 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.6 million for working capital and other general corporate purposes and unused lines of credit of $21.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2013, our commitments under operating leases amount to $3.8 million in 2014, $3.0 million in 2015, $1.7 million in 2016, $0.6 million in 2017 and $0.7 million in 2018 and after, for total commitments of $9.8 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows used by operating activities were $2.0 million in fiscal 2013, compared to cash flows provided of $25.3 million and $23.3 million in 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

Cash flows used by operating activities in fiscal 2013 were attributable to the net earnings after items not affecting cash of $16.4 million more than offset by the negative net change in non-cash operating items of $18.4 million; this was mainly due to the negative effect on cash of the increase of $14.8 million in our accounts receivable due to the timing of sales during the year,  the negative effect on cash of the increase of $4.2 million in our income tax and tax credits recoverable due to tax credits earned during the year  not yet recovered as well as the negative effect on cash of the decrease of $2.6 million in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $2.9 million in our inventories due to the decrease in sales year-over-year and an improved inventory turn during the year.

Fiscal 2012 vs. 2011

Cash flows provided by operating activities in fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $12.0 million and the positive net change in non-cash operating items of $13.3 million; this was mainly due to the positive effect on cash of the decrease of $8.0 million in our accounts receivable, due to the decrease in sales year-over-year and the timing of sales within the year, the decrease of $10.9 million in our inventories due the decrease in sales year-over-year and an improved inventory turn, as well as the increase of $538,000 in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect of the increase of $5.6 million in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered and the increase of $589,000 in our prepaid expenses due to the timing of payments during the year.

Investing activities (including discontinued operations)

Cash flows used by investing activities amounted to $5.0 million in fiscal 2013, compared to cash flows provided of $13.1 million in 2012 and cash flows used of $25.3 million in 2011.

Fiscal 2013

In fiscal 2013, we paid $8.0 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Fiscal 2012

In fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $23.8 million for the purchase of capital assets, mainly for our building in Montreal, Canada.

Fiscal 2011

In fiscal 2011, we acquired (net of disposal) $34.7 million worth of short-term investments and we paid $12.2 million for the purchase of capital assets and $1.0 million in relation to the acquisition of NetHawk. However, we received $22.1 million from the disposal of discontinued operations and $568,000 from the sale of non-core capital assets.

Financing activities (including discontinued operations)

Cash flows used by financing activities amounted to $3.6 million in fiscal 2013, compared to $3.3 million in 2012 and cash flows provided of $1.6 million in 2011.

Fiscal 2013

In fiscal 2013, we redeemed share capital for a cash consideration of $3.1 million and repaid $589,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

Fiscal 2012

In fiscal 2012, we reimbursed our bank loan of $782,000, we made a repayment of $577,000 of our long-term debt, and we redeemed share capital for a cash consideration of $2.2 million. However, we received $310,000 from the exercise of stock options.

Fiscal 2011

In fiscal 2011, our bank loan increased $772,000 and we received $1.5 million from the exercise of stock options, but we repaid $619,000 on our long-term debt.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2013, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2013 to August 2014	$22,200,000	1.0280
September 2014 to August 2015	15,000,000	1.0529
September 2015 to August 2016	5,000,000	1.0716
Total	$42,200,000	1.0420

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million and $932,000 as at August 31, 2011 and 2012 respectively, and net losses of $808,000 as at August 31, 2013. The year-end exchange rate was CA$1.0530 = US$1.00 as at August 31, 2013.

SHARE CAPITAL

Share capital

As at November 1, 2013, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,727,373 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2013, our off-balance sheet arrangements consisted of letters of guarantee amounting to $667,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

SPECIAL PURPOSE ENTITIES

As at August 31, 2013, we did not have interests in any special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

Critical judgments in applying accounting policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British Pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, we use our judgment to determine the functional currency.

For the years ended August 31, 2011 and 2012, we had one foreign operation (NetHawk) having the euro as its functional currency. For the year ended August 31, 2013, following changes in the organizational structure affecting this subsidiary and centralization of certain of its activities into those of our parent company and based on the analysis of relevant indicators, we have determined that the functional currency of this subsidiary is now the Canadian dollar. In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, this change has been accounted for prospectively from the date of the change.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

During the year ended August 31, 2013, following changes in the organizational structure affecting the NetHawk CGU and centralization of certain of its activities into those of our parent company, we applied judgment in reallocating the goodwill associated with the NetHawk CGU to our parent company’s operations. The reallocation of goodwill did not trigger impairment.

Critical estimated and assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at August 31, 2013, we had deferred income tax assets in the balance sheet in the amount of $10.8 million mainly in the United States. In order to realize these deferred income tax assets, we need to generate $27 million in pre-tax earnings at the United States level. In order to generate $27 million in pre-tax earnings at the United State level over the estimated recovery period of seven years, we need to generate a pre-tax earnings compound annual growth rate (CAGR) of 9%, which we believe is probable.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our non-refundable-long-term tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable-long-term tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2013, our non-refundable research and development tax credits recognized in the balance sheet amounted to $42.4 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $275 million (CA$290 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In order to generate $275 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 16 years, we need to generate a pre-tax earnings CAGR of 5%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, the company’s stock price, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including our expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

We used a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

In the fourth quarter of fiscal 2013, we performed our annual goodwill impairment test for our two CGUs, EXFO (formerly NetHawk CGU) and Brix.

NetHawk, acquired in 2010, was identified as a separate cash generating unit (CGU) and the resulting goodwill, recognized upon the acquisition, was allocated to this CGU.  During the year ended August 31, 2013, changes in the organizational structure of NetHawk’s operations and the centralization of certain of its activities into those of our parent company affected our the CGUs, resulting in NetHawk related goodwill being reallocated to our parent company CGU (EXFO CGU), which represents the lowest level at which goodwill is monitored.

For the EXFO CGU, we used a market-based approach (sales multiples) based on recent comparable transactions in our industry, supplemented by an analysis of our enterprise value derived from our market capitalization to assess the CGU’s recoverable amount. For the year ended 2012, we used a combination of a market-based approach (sales multiples), based on recent comparable transactions in our industry, and discounted cash flows to assess the recoverable amount of the NetHawk CGU.

For the Brix CGU, we used a combination of a market-based approach (sales multiples), based on recent comparable transactions in our industry, and discounted cash flows to assess the CGU’s recoverable amount.

The sales multiple of recent comparable transactions for both CGUs ranged between 1.2 and 4 times sales. These comparable transactions occurred in calendar 2012 and 2013.

Discounted cash flows for the Brix CGU were based on five-year projections, using a five-year sales CAGR of 23% and a perpetual growth rate of 2% thereafter. We used a discount rate of 18%.

As at August 31, 2013, the recoverable amount for both CGUs exceeded their carrying value.

As at August 31, 2013, the carrying value of goodwill totaled $27.3 million and was allocated as follows to two CGUs:

EXFO CGU	$10,791,000
Brix CGU	16,522,000
Total	$27,313,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Adopted during the year

Financial Statement Presentation

The Internal Accounting Standard Board (IASB) amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. We adopted these amendments on September 1, 2012 and classified items of other comprehensive income accordingly.

Issued but not yet adopted

Financial Instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. We will adopt these amendments on September 1, 2013 and expect their adoption to have no significant impact on our consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. We have not yet assessed the impact that this new standard is likely to have on our consolidated financial statements.

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will adopt these new standards on September 1, 2013 and do not expect them to have a significant impact on our consolidated financial statements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in 2012 and continued in 2013 with network operators placing a tight rein on capital expenditures as the global economic environment became uncertain and the European debt crisis persisted, as well as with the complexity of deploying fully converged IP networks. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar, compared to the Canadian dollar and the euro, in the coming months would negatively affect our results of operations.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products on a timely manner that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability; and the difficulty of retaining highly skilled employees.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of a debt instrument issued by high-credit quality corporation. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales.

Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs, foreign exchange gain or loss and gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (including discontinued operations - unaudited)

	Year ended August 31,
	2013	2012	2011

IFRS net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Add (deduct):

Depreciation of property, plant and equipment	6,028	6,169	6,669
Amortization of intangible assets	6,643	7,819	9,187
Interest and other income	(113)	(131)	(511)
Income taxes	5,664	3,571	9,015
Restructuring charges	89	2,329	–
Changes in fair value of cash contingent consideration	–	(311)	(2,685)
Stock-based compensation costs	1,768	1,862	2,256
Foreign exchange (gain) loss	(4,082)	657	3,742
Gain on disposal of discontinued operations	–	–	(13,212)
Adjusted EBITDA for the year	$17,338	$18,372	$36,581

Adjusted EBITDA in percentage of total sales	7.2%	7.3%	13.5%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2013
Sales	$59,821	$62,576	$58,865	$60,888	$242,150
Cost of sales (1)	$23,657	$23,664	$22,574	$22,574	$92,469
Net earnings (loss)	$(1,638)	$39	$(862)	$3,802	$1,341
Basic and diluted net earnings (loss) per share	$(0.03)	$0.00	$(0.01)	$0.06	$0.02

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2012
Sales	$66,388	$66,917	$59,505	$57,156	$249,966
Cost of sales (1)	$23,370	$23,616	$23,549	$21,257	$91,972
Net earnings (loss)	$2,887	$954	$(3,720)	$(3,714)	$(3,593)
Basic and diluted net earnings (loss) per share (2)	$0.05	$0.02	$(0.06)	$(0.06)	$(0.06)

(1)	The cost of sales is exclusive of depreciation and amortization.
(2)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth-quarter results

Sales

In the fourth quarter of fiscal 2013, sales were $60.9 million, compared to $57.2 million for the same period last year.

In the fourth quarter of fiscal 2013, we benefited from some improvements in market conditions especially in the United States and from strong bookings in the third quarter of fiscal 2013 compared to the same period last year, which resulted in an increase of sales year-over-year.

Gross margin

In the fourth quarter of fiscal 2013, our gross margin reached 62.9% compared to 62.8% for the same period last year.

First, in the fourth quarter of fiscal 2013, our gross margin was favorably affected by our product mix, compared to the same period last year. In addition, a higher sales volume in fourth quarter of fiscal 2013 compared to the same period last year resulted in a better absorption of our fixed manufacturing costs, which increased our gross margin year-over-year. Finally, in the fourth quarter of fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales (nil in 2013), which negatively impacted our gross margin for that quarter.

However, increased pricing pressure throughout fiscal 2013, compared to 2012, had to some extent a negative impact on our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months, had a negative impact on our gross margin in the fourth quarter of fiscal 2013 compared to the same period last year; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

Net earnings (loss)

Net earnings amounted to $3.8 million, or $0.06 per diluted share, in the fourth quarter of fiscal 2013, compared to a net loss of $3.7 million, or $0.06 per share, for the same period last year.

In the fourth quarter of fiscal 2013, a higher gross margin in dollars combined to lower operating expenses compared to the same period last year resulted in higher net earnings year-over-year.

In the fourth quarter of fiscal 2013, our operating expenses decreased year-over-year, especially salaries and benefits as well as travel expenses, due to tight controls on expenses and the impact of our restructuring plan implemented in the fourth quarter of 2012. In addition, this restructuring plan resulted in charges of $2.3 million in the fourth quarter of fiscal 2012.

Furthermore, in the fourth quarter of fiscal 2013, amortization of intangible assets decreased year-over-year as core technology related to the acquisition of Brix Networks Inc. became fully amortized during fiscal 2013.

Finally, in the fourth quarter of fiscal 2013, the increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee versus the same period last year, resulted in lower operating expenses year-over-year as a  portion of our operating expenses are denominated in these currencies and we report our results in US dollars.

However, in the fourth quarter of fiscal 2013, commission expenses to our sales channels were higher compared to the same period last year, due to a higher sales volume and a shift in mix of products and territories year-over-year, which offset in part the increase in net earnings year-over-year.

In addition to the above-mentioned factors, in the fourth quarter of fiscal 2013, we recorded a foreign exchange gain of $1.3 million compared to a loss of $1.9 million for the same period last year due to the fluctuation of the period-end foreign exchange rates. Finally, in the fourth quarter of fiscal 2012, we recorded an income tax expense of $159,000, although we reported a loss before income taxes as we did not recognize deferred income taxes for some of our subsidiaries at loss and as a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign operations, and was therefore non-deductible; in the same period this year, the income tax expense was closer to our statutory income tax rate of 27%.

Quebec City, Canada, November 1, 2013

RE: Annual General Meeting of Shareholders

Dear Shareholder,

Please be advised that my annual Letter to Shareholders will be available on our website (EXFO.com/AR2013), beginning on November 29, 2013.

In the meantime, I would like to invite you to our upcoming Annual General Meeting. Consider this letter as a formal invitation to attend our Meeting, which will be held on January 9, 2014, 9 a.m., at the St. Andrews Club & Conference Centre, Room S7 - Caledonia (27th floor), located at 150 King Street West, in Toronto.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY TELEPHONE OR ELECTRONICALLY OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY BY FAX OR EMAIL OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Inc.

EXFO INC.

_________________________

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Thursday, January 9, 2014, at the St. Andrew’s Club & Conference Centre, S7 - Caledonia Room (27th Floor), 150 King Street West, Toronto, Ontario, Canada for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2013, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2013 consolidated financial statements, management’s discussion and analysis and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 1st day of November, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to vote by telephone or electronically or to complete the enclosed proxy form and return it by fax, email or in the envelope provided. To be valid, votes or proxies must reach the office of CST Trust Company, no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below.  You may also go to our website www.canstockta.com/financialstatements and input code 1629A.

Appointment of Proxyholder			❒ I would like to receive quarterly financial statements ❒ I do not want to receive annual financial statements
I/We, being holder(s) of subordinate voting shares of EXFO Inc. (the “Company”), hereby appoint: Germain Lamonde, President and Chief Executive Officer, or, failing him, Pierre Plamondon, Vice-President, Finance and Chief Financial Officer OR
❒ I would like to receive the information circular for the next meeting ❒ I would like to receive future mailings by email at _____________________
____________________________________________________________________________ Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Toronto Time) on January 9, 2014, at the St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, S7 – Caledonia Room, Toronto, Ontario, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

_________________________________________    ___________________
Signature(s)                                                                                      Date

Management recommends voting FOR Resolutions 1 and 2. Please use a dark black pencil or pen.
1. Election of Directors	FOR	WITHHOLD	Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by January 8th, 2014 at 5:00 p.m.
1. Pierre-Paul Allard

2. Darryl Edwards

3. Germain Lamonde

4. Guy Marier

5. Claude Séguin

6. Randy E. Tornes

2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors

Control Number

Proxy Form – Annual Meeting of Shareholders of EXFO Inc. to be held on January 9, 2014 (the “Meeting”)	How to Vote
	INTERNET	TELEPHONE
Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

	• Go to www.proxypush.ca/exf • Cast your vote online • View Meeting documents	Use any touch-tone phone, call toll free in Canada and United States 1-866-230-8457 and follow the voice instructions
2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

To vote using your smartphone, please scan this QR Code è
3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

   To vote by telephone or Internet you will need your control number.
   If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

   •  Complete and return your signed proxy in the envelope provided or send to:

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1
All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

• You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

   An undated proxy is deemed to be dated on the day it was received by CST.

   If you wish to receive investor documents electronically in future, please visit
   www.canstockta.com/electronicdelivery to enrol.

All proxies must be received by January 8, 2014 at 5:00 p.m.

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 1, 2013

EXFO Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (“Circular”) is provided in connection with the solicitation by the Management of EXFO Inc. (the “Corporation” or “EXFO”) of proxies to be used at the Annual General Meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as at November 1, 2013.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the “Form of Proxy”) are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, votes or proxies must be received at the Toronto, Canada office of CST Trust Company, 320 Bay Street, B1 Level, Toronto, ON M5H 4A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation’s transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters. A shareholder desiring to vote by telephone should call 1-866-230-8457 or to vote electronically must go to the following site: www.proxypush.ca/exf and enter the personalized 12-digit e-voting control number printed on the enclosed Form of Proxy and follow the instructions on the screen or otherwise fax or email or mail the enclosed Form of Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2013, 28,727,373 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares of the Corporation entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one (1) vote and the holder of Multiple Voting Shares is entitled to ten (10) votes for each share registered in his or her name at the close of business on November 12, 2013, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within ten (10) days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CST Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as at November 1, 2013, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares		Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	4,229,358	(2)	14.72%	31,643,000 (3)	100%	92.90%
EdgePoint Investment Group, Inc.	3,954,700		13.77%	–	–	1.15%

(1)	The holder of Multiple Voting Shares is entitled to ten (10) votes for each share.
(2)	Mr. Lamonde exercises control over 4,000,000 Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation’s website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Circular and the Corporation’s annual consolidated financial statements together with the auditor’s report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish may be notified by e-mail when the Corporation’s documentation is posted in the “Investors” section on its website (www.EXFO.com). Accordingly such documentation will not be sent to such shareholders in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditor’s report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CST Trust Company. Unregistered shareholders (i.e. shareholders whose shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2013 and the auditor’s report thereon accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 4 to 9 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

The Corporation’s Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes “withheld” than votes “for” such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by the Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting during which the election was held. A copy of the Majority Voting Policy is available on the Corporation’s website (www.EXFO.com).

Nomination Process

The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become members of the Board of Directors, and making recommendations to the Board of Directors as to selection of director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among others, the competencies and skills that (i) the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current board members such as financial literacy, test and measurement and systems and service assurance technology and telecommunications industry experience, international experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual general meeting of the shareholders. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors’ committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE

St-Augustin-de-Desmaures,
Quebec, Canada

Director since September 1985

Not Independent
(Management)

Principal Occupation:
Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)	Principal Board Memberships
Chairman of the Board of Directors	8/8	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)	Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2013	4,171,069 (4)	31,643,000 (5)	198,439	36,012,508	164,577,162
Options Held as at August 31, 2013
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$) (7)
February 1, 2005 December 6, 2005	17,942 11,218	4.51 4.76	17,942 11,218	‒ ‒
Total	29,160	‒

(1)	From September 1, 2012 until November 1, 2013, Mr. Lamonde attended seven (7) meetings in person and one (1) meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(6)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(7)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/8 4/5 4/5 6/7	88% 80% 80% 86%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	8,000	25,669	33,669	153,867
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2012 until November 1, 2013, Mr. Allard attended five (5) meetings in person and two (2) meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire, United Kingdom Director since September 2011 Independent Principal Occupation: President and Chief Executive Officer ECI Telecom

Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder of MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (1)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 4/5 5/5 6/7	100% 80% 100% 86%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2013	–	9,239	9,239	42,222
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	From September 1, 2012 until November 1, 2013, Mr. Edwards attended six (6) meetings in person and two (2) meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

GUY MARIER
Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director from January 2007 until January 2011 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Mr. Marier completed his successful thirty-three (33) year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three (3) following years, served as President of Télébec, limited partnership, a member of the Bell group of companies. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 5/5 5/5 7/7	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	1,000	41,181	42,181	192,767
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$) (5)	Total Unexercised (#)	Value of Options Unexercised (US$) (6)
March 24, 2004	12,500	4.65	12,500	‒

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	From September 1, 2012 until November 1, 2013, Mr. Marier attended seven (7) meetings in person and one (1) meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required on the grant date.

(6)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised “in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

CLAUDE SÉGUIN
Montreal, Quebec, Canada Director since February 2013 Independent Principal Occupation: Senior Vice-President, Corporate Development and Strategic Investments, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation. Claude Séguin graduated from HEC-Montréal and earned a Master’s and a Ph.D. in public administration from the Syracuse University in New York State.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	–	2,777	2,777	12,691
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	‒

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	Mr. Séguin joined our Board of Directors in February 2013. From February 12, 2013 until November 1, 2013, Mr. Séguin attended four (4) meetings in person and none by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Head of Sales, Juniper Networks (1)

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Head of Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	–	3,032	3,032	13,856
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	‒

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	Mr. Tornes joined our Board of Directors in February 2013. From February 1, 2013 until November 1, 2013, Mr. Tornes attended four (4) meetings in person and none by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. Darryl Edwards (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

Mr. Darryl Edwards acted as an executive officer of Nortel Networks Corporation (“Nortel”) and its affiliates from 2001 to 2009, most recently acting as President of Global Carrier Sales of Nortel in 2009 and as President, EMEA sales of Nortel from 2006 to 2009. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2013.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2013 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon, Vice-President, Finance and CFO, Mr. Stephen Bull, Vice-President, Research and Development, Mr. Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2013, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Darryl Edwards
•	Mr. Pierre Marcouiller (until January 10, 2013)
•	Mr. Claude Séguin (since February 12, 2013)
•	Ms. Susan Spradley (until November 16, 2012)
•	Mr. Randy E. Tornes (since February 1, 2013)

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Guy Marier has held various senior management and executive positions in the last twenty-five (25) years. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Pierre Marcouiller has twenty-five (25) years of experience in management. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last thirty (30) years. Ms. Susan Spradley has been a senior executive for twenty (20) years.  Mr. Randy E. Tornes has nearly thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2012 to August 31, 2013, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2012 to November 1, 2013, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard who was absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting	Main activities of the Human Resources Committee
October 9, 2012	●	Review of the Business Performance Measures results for the financial year ended August 31, 2012;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2012;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2012;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2012;
	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2012;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations;
	●	Review of the Annual Sales Force Achievement.
January 9, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation plan for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review of the Management Structure;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2012 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan.

March 27, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review of the Key Human Capital Initiatives;
	●	Review of the Management Structure;
	●	Review of the sales compensation;
	●	Review of the compensation study.
June 26, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review of the compensation study;
	●	Review of the Management Structure;
	●	Review of the Key Human Capital Initiatives.
October 8, 2013	●	Review of the Business Performance Measures results for the financial year ended August 31, 2013;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2013;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2013;
	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2013;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2013 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2013;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of the Management Structure;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

In 2008, the Corporation engaged Hewitt Associates LLC (now part of Aon-Hewitt) to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer (Canada) Ltd. (“Mercer”) to review the compensation positioning of the Corporation. Mercer confirmed that the Corporation’s compensation scheme (base salary, short-term compensation, long-term compensation) was aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer were postponed.

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). Mercer’s analysis indicated that adjustments were required primarily to base salary levels and the long-term incentive plan, as well as pension value. Any adjustments were to be made from a total compensation perspective. Mercer suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (hereinafter in this Annual Report referred to as the “Target Total Compensation”). Further to such recommendations, the Corporation decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010 (“Mercer Three Year Compensation Plan”).

In 2011, 2012 and 2013, the Corporation pursued its Mercer Three Year Compensation Plan described above and in 2013 the Corporation also used the most recent publically available salary surveys conducted by Mercer, Aon-Hewitt and Towers Watson actuary firms to adjust, as need be, the compensation plans. Therefore, the Corporation did not conduct any study of the Corporation’s executive compensation plans during those three (3) years. The Corporation is currently conducting such a study of executive officers’ and directors’ compensation with Towers Watson to adjust, as need be, the compensation plans for the financial year started September 1, 2013.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2013, this practice continued and certain compensation adjustments were made. Furthermore, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, the base salary of the CEO will be adjusted for the next four (4) years starting from the financial year started September 1, 2012.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or management.

For the financial year that ended on August 31, 2013, the Human Resources Committee retained the services of Towers Watson for an analysis on executive officers’ and directors’ compensation.

The Corporation also retained the services of 37-2 Conseil Inc., Aon-Hewitt, Mercer and Towers Watson for services which were not related to executive compensation. The services provided by Aon-Hewitt concerned the access to compensation data for sales employees. The Corporation consulted Mercer for assistance with employees’ benefits. The services provided by 37-2 Conseil Inc. concerned an analysis of the compensation structure of the Corporation and the access to compensation data for employees. The services provided by Towers Watson concerned an analysis on the compensation structure of the sales employees and the access to compensation data for employees. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to 37-2 Conseil Inc., Aon-Hewitt, Mercer and Towers Watson for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2012 and 2013 are as follows:

Type of Fee	Financial 2012 Fees		Percentage of Financial 2012 Fees	Financial 2013 Fees		Percentage of Financial 2013 Fees
Executive Compensation Related Fees	CA$1,780	(1)	3%	CA$58,958	(2)	39%
All Other Fees	CA$57,314		97%	CA$91,300		61%
Total	CA$59,094		100%	CA$150,258		100%

(1)	The aggregate fees paid to Aon-Hewitt and Mercer are $1,545 and $235 respectively.
(2)	The aggregate fees paid to Towers Watson are $58,958.

Benchmarking

The Target Total Compensation of senior executives has been reviewed with guidance and advice from Mercer, using a peer group of companies as reference point for determining a competitive total compensation package. The comparator group included private and publicly-traded companies evolving in high technologies, telecommunications and durable-manufacturing goods industries. The selection was based on a number of factors including comparable size, similar service business and relationship to the telecommunications and life science industries. For certain executives, we emphasized certain comparative companies more than others in determining total compensation based on the responsibilities of such executives. When drawing comparisons to companies significantly larger than the Corporation, in particular those in the manufacturing goods industry, we did not examine compensation arrangements of the most senior executive of that comparator but instead looked to the roles and responsibilities of individuals within those companies with equivalent business experience.

Mercer used three primary comparator groups in matching the Corporation’s incumbent senior executives to positions of similar responsibility within comparable private and publicly-traded companies:

(1)
2009 Mercer Benchmark Database, which contains compensation data for selected Canadian companies with median annual revenues of CA$325 million. The following is a list of the main companies, with a particular emphasis on the high-technology/telecommunications and manufacturing-durable goods industries, servicing industries, revenue categories and geography, used for the purposes of setting 2010 compensation: Arcan Resources Ltd.; Linamar Corporation; Arsenal Energy Inc.; Livingston International; Baytex Energy Trust; Logistec Corporation; Canadian Hydro Developers Inc.; MacDonald, Dettwiler and Associates Corporation – Quebec; Canadian Pacific; Pason Systems Inc.; CE Franklin Ltd.; Precision Drilling Trust; Centerra Gold Inc.; RDM Corporation; Compton Petroleum Corporation; SNC-Lavalin; Computer Modelling Group Ltd.; Softchoice Corp.; Crew Energy Inc.; Stantec Inc.; Enerflex Systems Ltd.; Teck Resources Limited; Labopharm Inc.; TeraGo Networks Inc.; and Velan Inc. Mercer can only disclose the identities of the publicly-traded participating organizations due to confidentiality covenants with survey participants;

(2)	2009 US Mercer Benchmark Database (2,771 participants); and

(3)
2009 UK Mercer Benchmark Database (193 participants), which contains compensation data for companies in all industries of all sizes and scopes. Focuses on companies with revenues lower than CA$500 million.

For the executives based outside Canada, their total compensation was aligned at the median of the local market. Mercer cannot disclose the identities of participating organizations within a specific revenue range due to confidentiality covenants with survey participants. Local laws forbid the disclosure of company names when a sampling of companies is extracted from a local database.

Guiding Principles for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter.

Risk Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2013, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2013, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2013. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2013 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2013 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2013 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of base salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, Vice-President, Finance and CFO	37.5%
Stephen Bull, Vice-President, Research and Development	35.0%
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	37.0%
Dana Yearian, Vice-President, Sales Americas	89.0%

•	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measure	Weight	Annual Target	Result (%)
Sales (1)	25%	US$301.5 million	15.0%
EBITDA (2)	20%	US$33.9 million	8.4%
Gross margin (3)	25%	US$190.8 million	13.9%
Quality (3)	20%	0.38%	18.6%
On-time delivery (3)	10%	95%	10.8%
	Total 100%		66.7%

(1)
For sales metric, results will range from nil to 100% of the weight upon attainment of 50% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 112.5% of the annual target.

(2)
For EBITDA metric, results will range from nil to 100% of the weight upon attainment of 0% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 112.5% of the annual target.

(3)
For gross margin, quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of $95.4M, 0.68% and 87%, respectively, up to the annual target and from 100% to 150% of the weight from the annual target to the maximum threshold of $214.7M, 0.18% and 98%, respectively.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or, the Board of Directors evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2013 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures	Weight (from 0% to 125%)	Result (%)
Financial Objectives
Corporate gross margin	From 0% to 35%	19.78
Corporate EBITDA	From 0% to 25%	11.14
Strategic Contribution
Establishment and implementation of a three (3) year strategic plan and profitability improvement in identified products family	From 0% to 40%	35.00
Management structure	From 0% to 25%	20.00
	Total	85.92

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 50%	26.90
Corporate revenues, gross margin, profitability objectives and improving cash flows from operations	30%
Corporate EBITDA	20%
Strategic Contribution	Weight	From 0% to 75%	66.12
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	30%
Maintaining the highest standard and compliance in the Corporation’s financial reporting; internal controls and Corporate Governance; Corporate Development and Risk Management	30%
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s information technology strategic plan	15%
		Total	93.02

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 40%	23.35
Corporate revenues, gross margin and profitability objectives	25%
Corporate EBITDA	15%
Strategic Contribution	Weight	From 0% to 85%	60.18
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	20%
Improving the efficiency and quality of the R&D of the organization	50%
Delivering software quality	15%
		Total	83.53

Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 60%	35.43
Corporate revenues, gross margin and profitability objectives	45%
Corporate EBITDA	15%
Strategic Contribution	Weight	From 0% to 65%	52.25
Delivering growth in revenue and gross margin; and improving market differentiation and positioning	20%
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	25%
Improving the positioning of the Corporation and evolution of product competitiveness and brand awareness for an increase in growth and revenue	20%
		Total	87.68

•	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward five (5) elements: two (2) elements are shareholder oriented (sales and contribution margins), one (1) is based on personal objectives, one (1) is based on product lines objectives and one (1) is based on specific incentives. The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Dana Yearian, Vice-President Sales Americas
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Commissions (1)	87,638	65,098
Bookings Commissions (2)	67,638	48,205
Product Lines Discretionary Bonus (3)	10,000	6,052
Personal Objective (Quarterly Bonus on Sales) (4)	2,500 (Q1) 2,500 (Q2) 2,500 (Q3) 2,500 (Q4)	5,526
Corporate EBITDA	19,475	9,648
Additional Discretionary Bonus for Strategic Alliances (5)	10,000	‒
	TOTAL	134,529

(1)
The commission rate for the attainment of the contribution margin targets for the territory of the Americas is equal to the incentive target of commission on the contribution margins objectives defined at the beginning of the financial year. Such commission rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(2)
The compensation rate for the attainment of incentive targets for the territory of the Americas is equal to the Incentive Target of commission on the total bookings quotas defined at the beginning of the financial year. A lower commission rate is applied for less than 70% of the attainment of the bookings quotas. Another rate is applied from 70% to 100% of the attainment of the bookings quotas. An accelerator is applied after attaining 100% of the bookings quotas.

(3)	The compensation for product lines discretionary bonus is based on the achievement within such product lines of business development, efficiency and overall commitment of the Americas sales team.
(4)
The compensation for personal objectives is based on the quarterly achievement of the sales bookings within the territory of the Americas upon attainment of 75% and more of such sales objectives defined at the beginning of the financial year. A commission rate is applied from 50% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

(5)	The compensation for strategic alliances discretionary bonus is based on the achievement within such alliances of business development, efficiency and overall commitment of the Americas sales team.

Long-Term Incentive Compensation

•	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP, is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who as of August 31, 2012 is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2013, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2013, is entitled to receive annually RSUs in accordance with the following policy:

Name & Position	Grant Levels (1) (% of base salary)
Pierre Plamondon, Vice-President, Finance and CFO	39.8%
Stephen Bull, Vice-President, Research and Development	42.5%
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	42.5%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation’s performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2013, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2013, there were a total of 201,254 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.37 (CA$5.59) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2013, there were a total of 1,333,092 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.11 (CA$5.27) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2013. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,436,369 issued and outstanding Subordinate Voting Shares as of November 1, 2013.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vested at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2013	October 16, 2012	30,006	5.06	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2013	145,750	5.61
	October 16, 2012	140,404	5.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	January 23, 2012	6,330	6.55
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	April 3, 2012	1,429	7.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

August 31, 2011	October 19, 2010	30,250	6.03	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2011	119,900	9.32
	April 7, 2011	7,297	8.28
	April 18, 2011	8,226	8.64
	October 19, 2010	56,361	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation, are fully attained.

	October 19, 2010	128,348	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

August 31, 2010	October 20, 2009	36,500	3.74	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2010	130,000	5.13
	April 7, 2010	37,900	5.68
	April 7, 2010	6,155	5.68	1/3 on the third, fourth and fifth anniversary dates of the grant.
	July 7, 2010	3,759	5.32
	October 20, 2009	174,686	3.74
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 7, 2010	7,575	5.68
	July 7, 2010	18,963	5.32
August 31, 2009	October 22, 2008	71,003	2.36	50% on each of the third and fourth anniversary dates of the grant.
	January 20, 2009	243,700	3.22
	April 7, 2009	11,000	3.52
	July 8, 2009	3,000	2.99	100% after three (3) years of the grant date.
	January 20, 2009	5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
	October 22, 2008	216,685	2.36
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	October 22, 2008	135,584	2.36	100% after three (3) years of the grant date if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after five (5) years of the grant date.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled “termination and change of control”, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder’s employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses six (6) months after the date of death.

With the exceptions mentioned under the section entitled “termination and change of control”, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2013 was 316,160 having a weighted average fair value at the time of grant of US$5.31 (CA$5.24) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2013, there were a total of 1,333,092 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.11 (CA$5.27) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2013.

During the financial year ended August 31, 2013, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting schedule (3)
Pierre Plamondon	19,740	6.24%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Stephen Bull	18,753	5.93%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Étienne Gagnon	17,955	5.68%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	17,994	5.69%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the Toronto Stock Exchange closing price to United States dollars.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2013 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation’s IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2015; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2015. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2016.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2013:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	198,439	14.89%	4.42
Board of Directors (five (5) individuals) (1)	–	–	–
Management and Corporate Officers (ten (10) individuals)	623,538	46.77%	4.41

(1)
Four (4) individuals from September 1, 2012 until November 16, 2012, three (3) individuals from November 16, 2012 until February 1, 2013, four (4) individuals from February 1, 2013 to February 12, 2013 and five (5) individuals from February 12, 2013 to August 31, 2013.

•	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2013. As at August 31, 2013, there were a total of 201,524 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.37 (CA$5.59) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2013:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one (1) individual)	29,160	14.49%	4.61
Board of Directors (one (1) individual)	12,500	6.21%	4.65
Management and Corporate Officers (two (2) individuals)	14,494	7.20%	4.98

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation’s DSU plan (the “Deferred Share Unit Plan”) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.4% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2013 was 23,872. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2013, there were a total of 119,908 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$5.05 (CA$5.37).

During the financial year ended August 31, 2013, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
23,872	4.84	115,540	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2013:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	81,898	68.3%	411,826	5.03

•	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2013, 23,872 DSUs and 316,160 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2013. As at November 1, 2013, the number of Subordinate Voting Shares reserved for future issuance is 1,835,543 representing 3% of the Corporation’s issued and outstanding voting shares as at November 1, 2013.

•	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the “SAR Plan”), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011, October 2012, January 2013 and October 2013.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2007, October 2008 and October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

No Stock Appreciation Rights (“SARs”) were exercised during the financial year ended August 31, 2013.

During the financial year ended August 31, 2013, 4,100 SARs were granted to employees. As at August 31, 2013, there were 37,224 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO, under which the Corporation may elect to match the employees’ contributions up to a maximum of 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan, and expenses for the years ended August 31, 2011, 2012 and 2013 amounted to US$911,000, US$1,178,000 and US$1,165,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2011, 2012 and 2013, the Corporation made aggregate contributions of US$680,000, US$693,000 and US$632,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2013 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading “Short-Term Incentive Compensation”. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 20, 2009	October 21, 2013	52.7%
October 19, 2010	October 21, 2013	3.6%
October 19, 2010	October 21, 2013	0.0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2013		2012		2011		Three-Year Total
Cash
Base Salary	CA$498,663		CA$441,000		CA$420,000		CA$1,359,663
Short-term incentive	CA$185,866		CA$143,784		CA$216,626		CA$546,276
Equity
Long-term incentive	–		CA$294,001	(1)	CA$280,003	(1)	CA$574,004	(1)
Total Direct Compensation	CA$684,529		CA$878,785		CA$916,629		CA$2,479,943
Pension Value	–		–		–		–
All Other Compensation	–		–		–		–
Total Compensation	CA$684,529		CA$878,785		CA$916,629		CA$2,479,943
Annual Average	–		–		–		CA$826,648
Total Market Capitalization Growth (CA$ millions)	2.1	(2)	(105.6)	(2)	40.8	(2)	(62.7)	(2)
Total Cost as a % of Market Capitalization Growth	32.1%		(0.8)%		2.2%		(4.0)%

(1)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(2)
Includes the redemption of nil, 438,894 and 663,256 Subordinate Voting Shares respectively in financial years 2011, 2012 and 2013 under the normal course issuer bid of the Corporation during these years.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

For the financial year ending August 31, 2013, we made a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resources Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- based Awards ($)	Non-equity incentive plan compensation ($)			Pension value ($)	All other compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive plans (2) (4)		Long-term Incentive plans
Germain Lamonde, President and CEO	2013	493,384 (US) 498,663 (CA)	─ ─	(US) (CA)	–	183,899 185,866	(US) (CA)	–	–	–		677,283 (US) 684,529 (CA)
	2012	436,893 (US) 441,000 (CA)	291,263 294,001	(US) (CA)	–	142,446 143,784	(US) (CA)	–	–	–		870,602 (US) 878,785 (CA)
	2011	424,500 (US) 420,000 (CA)	283,003 280,003	(US) (CA)	–	218,947 216,626	(US) (CA)	–	–	–		926,450 (US) 916,629 (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2013	252,673 (US) 255,377 (CA)	97,460 98,502	(US) (CA)	–	58,709 59,337	(US) (CA)	–	–	9,473 9,575	(US) (CA)	418,315 (US) 422,791 (CA)
	2012	245,149 (US) 247,453 (CA)	94,743 95,634	(US) (CA)	–	63,948 64,549	(US) (CA)	–	–	9,431 9,519	(US) (CA)	413,271 (US) 417,155 (CA)
	2011	241,646 (US) 239,085 (CA)	137,305 135,850	(US) (CA)	–	76,569 75,757	(US) (CA)	–	–	8,747 8,654	(US) (CA)	464,267 (US) 459,346 (CA)
Stephen Bull, Vice-President, Research and Development	2013	222,206 (US) 224,584 (CA)	92,587 93,577	(US) (CA)	–	43,356 43,820	(US) (CA)	–	–	6,636 6,707	(US) (CA)	364,785 (US) 368,688 (CA)
	2012	218,129 (US) 220,180 (CA)	84,709 85,505	(US) (CA)	–	42,249 42,646	(US) (CA)	–	–	7,982 8,057	(US) (CA)	353,069 (US) 356,388 (CA)
	2011	216,057 (US) 213,767 (CA)	90,323 93,020	(US) (CA)	–	65,266 64,574	(US) (CA)	–	–	12,819 12,683	(US) (CA)	384,465 (US) 384,044 (CA)
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	2013	222,916 (US) 225,301 (CA)	88,647 89,595	(US) (CA)	–	47,193 47,699	(US) (CA)	–	–	5,293 5,350	(US) (CA)	364,049 (US) 367,945 (CA)
	2012	208,852 (US) 210,815 (CA)	79,945 80,697	(US) (CA)	–	44,936 45,358	(US) (CA)	–	–	5,292 5,342	(US) (CA)	339,025 (US) 342,212 (CA)
	2011	203,897 (US) 201,736 (CA)	104,138 107,247	(US) (CA)	–	61,833 61,177	(US) (CA)	–	–	5,535 5,476	(US) (CA)	375,403 (US) 375,636 (CA)
Dana Yearian, Vice-President, Sales — Americas	2013	219,596 (US) 221,946 (CA)	91,050 92,024	(US) (CA)	–	134,529 135,968	(US) (CA)	–	–	7,009 7,084	(US) (CA)	452,184 (US) 457,022 (CA)
	2012	214,240 (US) 216,254 (CA)	83,198 83,980	(US) (CA)	–	149,851 151,260	(US) (CA)	–	–	7,293 7,361	(US) (CA)	454,582 (US) 458,855 (CA)
	2011	208,000 (US) 205,795 (CA)	123,410 122,102	(US) (CA)	–	217,246 214,944	(US) (CA)	–	–	7,350 7,272	(US) (CA)	556,006 (US) 550,113 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013, CA$1.0094 = US$1.00 for the financial year ended August 31, 2012 and CA$0.9894 = US$1.00 for the financial year ended August 31, 2011.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2013 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2014 (i) ($)	Total bonus earned during the financial year ended August 31, 2013 (i) ($)
Germain Lamonde	122,698 124,010	(US) (CA)	61,201 (US) 61,856 (CA)	183,899 185,866	(US) (CA)
Pierre Plamondon	36,181 36,568	(US) (CA)	22,528 (US) 22,769 (CA)	58,709 59,337	(US) (CA)
Stephen Bull	29,755 30,074	(US) (CA)	13,601 (US) 13,747 (CA)	43,356 43,820	(US) (CA)
Étienne Gagnon	30,856 31,186	(US) (CA)	16,337 (US) 16,513 (CA)	47,193 47,699	(US) (CA)
Dana Yearian	95,196 96,215	(US) (CA)	39,333 (US) 39,754 (CA)	134,529 135,968	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short Term Incentive Compensation”.

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2013, if any, including those granted before August 31, 2013.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised “in-the-money” options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Germain Lamonde	17,942	4.51 (US) 5.60 (CA)	Feb. 1, 2015	– –	198,439	906,866	–
	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Pierre Plamondon	5,383	5.13 (US) 6.28 (CA)	Oct. 26, 2014	– –	107,368	490,672	–
	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Stephen Bull	–	–	–	–	86,606	395,789	–
Étienne Gagnon	–	–	–	–	94,401	431,413	–
Dana Yearian	–	–	–	–	107,528	491,403	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised “in-the-money” options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2013 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2013, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2013, if any. In the financial year that ended August 31, 2013, all of the options granted to an NEO were exercisable.

Name	Share-based awards – value vested during the year (US$) (1)	Non-equity incentive plan compensation – Value earned during the year (US$) (2)
Germain Lamonde	144,763	183,899
Pierre Plamondon	42,413	58,709
Stephen Bull	33,271	43,356
Étienne Gagnon	35,018	47,193
Dana Yearian	35,765	134,529

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2013 (as indicated under the “Summary Compensation Table”).

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the Deferred Profit-Sharing Plan and the 401K plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K Plan”. The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Bull employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Étienne Gagnon, the Corporation’s Vice-President, Physical-Layer and Wireless Division. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Gagnon’s employment without cause, Mr. Gagnon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Gagnon employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2013, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	2,178,526 2,239,386	(US) (5) (CA)	2,178,526 2,239,386	(US) (CA)	906,866 954,492	(US) (6) (CA)
Pierre Plamondon	556,513 575,194	(US) (CA)	964,862 995,579	(US) (CA)	–
Stephen Bull	457,698 472,443	(US) (CA)	826,997 850,312	(US) (CA)	–
Étienne Gagnon	488,545 505,087	(US) (CA)	825,770 852,559	(US) (CA)	–
Dana Yearian	540,241 559,430	(US) (CA)	1,146,666 1,172,545	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2013 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013.

(3)	“Change of Control” is defined as a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2013 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.
(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2013 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2013 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2013, each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer and fees for meetings as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$49,471	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,947	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,947	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,968	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$989	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$495	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$50,000 (CA$50,535), as it was for Ms. Susan Spradley.
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013.

In the financial year ended August 31, 2013, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees earned (1) ($)	Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	60,884 (US) 61,536 (CA)	–	–	–	–	–	60,884 (US) 61,536 (CA)
Darryl Edwards	63,514 (US) 64,194 (CA)	–	–	–	–	–	63,514 (US) 64,194 (CA)
Pierre Marcouiller (2)	25,257 (US) 25,528 (CA)	–	–	–	–	–	25,257 (US) 25,528 (CA)
Guy Marier	65,796 (US) 66,500 (CA)	–	–	–	–	–	65,796 (US) 66,500 (CA)
Claude Séguin (3)	32,299 (US) 32,645 (CA)	–	–	–	–	–	32,299 (US) 32,645 (CA)
Susan Spradley (4)	12,668 (US) 12,804 (CA)	–	–	–	–	–	12,668 (US) 12,804 (CA)
Randy E. Tornes (5)	32,296 (US) 34,664 (CA)	–	–	–	–	–	34,296 (US) 34,664 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	25,000 25,268	(US) (CA)	35,884 36,268	(US) (CA)	60,884 (US) 61,536 (CA)
Darryl Edwards (ii)	24,735 25,000	(US) (CA)	38,779 39,194	(US) (CA)	63,514 (US) 64,194 (CA)
Pierre Marcouiller (ii)	8,932 9,028	(US) (CA)	16,325 16,500	(US) (CA)	25,257 (US) 25,528 (CA)
Guy Marier (ii)	24,735 25,000	(US) (CA)	41,061 41,500	(US) (CA)	65,796 (US) 66,500 (CA)

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Claude Séguin (ii)	13,536 13,681	(US) (CA)	18,763 18,964	(US) (CA)	32,299 (US) 32,645 (CA)
Susan Spradley (ii)	5,220 5,276	(US) (CA)	7,448 7,528	(US) (CA)	12,668 (US) 12,804 (CA)
Randy E. Tornes (ii)	14,444 14,599	(US) (CA)	19,852 20,065	(US) (CA)	34,296 (US) 34,664 (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his or her Annual Retainer for Directors in form of DSUs.
(2)	Mr. Marcouiller ceased to be a member of the Board of Directors as at January 10, 2013.
(3)	Mr. Séguin joined our Board of Directors on February 12, 2013.
(4)	Ms. Spradley ceased to be a member of the Board of Directors as at November 16, 2012.
(5)	Mr. Tornes joined our Board of Directors on February 1, 2013.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2013, if any, including awards granted before August 31, 2013.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised “in-the-money” options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Pierre-Paul Allard	–	–	–	–	25,669	117,307	–
Darryl Edwards	–	–	–	–	9,239	42,222	–
Pierre Marcouiller (5)	–	–	–	–	38,010	173,706	–
Guy Marier	12,500	4.65 (US) 6.22 (CA)	Mar. 24, 2014	– –	41,181	188,197	–
Claude Séguin	–	–	–	–	2,777	12,691	–
Susan Spradley (6)	–	–	–	–	–	–	–
Randy E. Tornes	–	–	–	–	3,032	13,856	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised “in-the-money” options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(5)	Mr. Marcouiller ceased to be a member of the Board of Directors as at January 10, 2013.
(6)	Ms. Spradley ceased to be a member of the Board of Directors as at November 16, 2012.

Exercised Option-Based Awards

No Directors holding outstanding option-based awards of the Corporation exercised any such options during the financial year ended August 31, 2013.

In the financial year that ended August 31, 2013, all of the options of Directors were exercisable; none of the DSUs of Directors vested with the exception of Ms. Spradley and Mr. Thompson as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2013:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
Susan Spradley (2)	5,386	24,829
David A. Thompson (3)	31,668	145,989

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Ms. Spradley ceased to be a member of the Board of Directors as of November 16, 2012.
(3)	Mr. Thompson ceased to be a member of the Board of Directors as of January 12, 2012.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2013, or that may be issued, under the Corporation’s LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,333,092	n/a	(1)	1,997,288
LTIP – Options	201,254	4.37
Deferred Share Unit Plan – DSUs	119,908	n/a	(1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2013. It assumes that the initial value of the investment in Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2008. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Management Proxy Circulars and this Circular under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(September 1, 2008 to August 31, 2013)

	August 31,
	2008	2009	2010	2011	2012	2013
EXFO Subordinate Voting Shares (CA$)	$100	$71	$127	$140	$102	$103
S&P/TSX Composite Index (CA$)	$100	$82	$90	$96	$90	$95
NEOs’ total compensation (in millions of CA$)	$2.1	$2.3	$2.5	$2.7	$2.5	$2.3

The line graph above reflects that EXFO outperformed the S&P/TSX Composite Index in four (4) of the five (5) years ended August 31, 2013. Total shareholder return for the Corporation decreased from September 1, 2008 to August 31, 2009 and fell below the Index. However, shareholder return for the Corporation outperformed the Index for the remaining four (4) years. This four-year period was marked by a significant increase in financial 2010 and 2011, followed by a decline in financial 2012 and a slight increase in financial 2013. Total shareholder return for the Index remained in negative territory during the entire five-year period, while total shareholder return for the Corporation slightly increased during the same period.

A global recession in 2008 and 2009, the debt crisis in Europe in 2012 as well as ongoing macro-economic uncertainty affected the Corporation earlier and more severely than the Index. However, the Corporation significantly recovered in financial 2010 and 2011 with record sales and robust earnings, demonstrating the soundness of its growth strategy under adequate market conditions. Due to the size of the Corporation and its market capitalization, the Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart depicts that over the same five-year period, the total level of compensation received by the NEOs generally followed the Corporation’s share performance. The exceptions to this trend were witnessed in financial 2009 and 2013. The following information should be considered when analyzing the chart:

•
The Corporation’s share performance improved from the financial year that began on September 1, 2009 to the financial year ended August 31, 2011 and decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. This share performance is aligned with the respective increase and decrease in total compensation received by the NEOs during these periods. Such compensation for the NEOs is therefore aligned with shareholders’ interests.

•
The Corporation’s share performance weakened in the financial year ended August 31, 2009 due to a significant downturn in the global economy; this share performance was similar to other technology companies. However, total compensation received by NEOs increased during this period, since the Corporation was expanding its activities, developing new markets and acquiring new businesses. This expansion significantly increased the complexity of its operations and organization.

•
The increase in the total compensation received by the NEOs in the financial years ended August 31, 2009, 2010 and 2011 is the result of an initiative to gradually close the compensation gap with respect to market rates. This decision was made pursuant to a three-year plan adopted in 2007 based on Mercer and Aon-Hewitt’s recommendations, and a plan adopted in 2010 previously defined herein as the Mercer Three Year Compensation Plan. In addition, total compensation received by the NEOs over the identified periods increased as a result of the additional roles and responsibilities of such individuals due to the increased complexity of our organization and to the addition of new senior executive members with higher compensation.

•
Despite the relative stability of the Corporation’s share price as at August 31, 2013 compared to the previous financial year, total compensation of the NEOs decreased, reflecting financial results below expectations for financial 2013 and aligning compensation with shareholders’ interests.

Total compensation received by the NEOs over the identified period should also be considered with the increase in the Corporation’s annual telecom revenues from US$161.0 million for the financial year ended August 31, 2008 to US$242.2 million for the financial year ended August 31, 2013, which represents an increase of 50%. This significant revenue increase was achieved despite a global economic recession and market uncertainty over the last two years.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$116,750 from September 30, 2013 to September 30, 2014, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2013 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

We also amended in January 2013 the Human Resources Committee Charter in order to receive and discuss suggestions from shareholders for potential Directors’ nominees. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director share Ownership Policy. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2013 Annual Information Form on Form 20-F (also filed with the SEC), which will be available on or before November 29, 2013 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:

(a)
one (1) copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one (1) copy of the comparative consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report on Form 20-F of the Corporation and one (1) copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one (1) copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report on Form 20-F for the year ended August 31, 2013. The consolidated audited annual financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., and may be obtained free of charge from the Corporation upon request and will be available at the Meeting or on the Corporation website (www.EXFO.com) under the Investors Section.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2013.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines			EXFO’s Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.
The following directors are independent:
Mr. Pierre-Paul Allard
Mr. Darryl Edwards
Mr. Pierre Marcouiller (director until January 10, 2013)
Mr. Guy Marier
Mr. Claude Séguin (director since February 12, 2013)
Ms. Susan Spradley (director until November 16, 2012)
Mr. Randy E. Tornes (director since February 1, 2013)

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent:
From September 1, 2012 to November 16, 2012, 5 out of 6.
From November 16, 2012 to January 10, 2013, 4 out of 5.
From January 10, 2013 to February 1, 2013, 3 out of 4.
From February 1, 2013 to February 12, 2013, 4 out of 5.
From February 12, 2013 to November 1, 2013, 5 out of 6.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	None of the directors are presently a director of any other issuer.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meetings as needed annually and any Director may request a meeting at any time. From September 1, 2012 and to November 1, 2013, seven (7) meetings of independent Directors without management occurred.

In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent Director. Since 2002, the Corporation has named an independent director to act as “Lead Director”. Mr. Pierre Marcouiller acted as the independent “Lead Director” of the Corporation from January 2011 until January 2013 and Mr. Darryl Edwards has assumed this role since then.

The Lead Director is an outside and unrelated Director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of the Corporation’s ongoing commitment to good corporate governance. The Lead Director will namely:

			●			provide independent leadership to the Board of Directors;
			●			select topics to be included in the Board of Directors meetings;
			●			facilitate the functioning of the Board of Directors independently of the Corporation’s management;
			●			maintain and enhance the quality of the Corporation’s corporate governance practices;
			●			in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
			●			recommend, where necessary, the holding of special meetings of the Board of Directors;
			●			serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
			●
manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations, Ethics and Business Conduct Policy and Agent Code of Conduct; and

			●			work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.		The table below indicates the Directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2013:
	Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
	Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
	Allard, Pierre-Paul	5 of 6	3 of 4	3 of 4	4 of 5	79%
	Edwards, Darryl	6 of 6	3 of 4	4 of 4	4 of 5	89%
	Marcouiller, Pierre	4 of 4	2 of 2	2 of 2	3 of 3	100%
	Marier, Guy	6 of 6	4 of 4	4 of 4	5 of 5	100%
	Séguin, Claude	2 of 2	2 of 2	2 of 2	2 of 2	100%
	Spradley, Susan	1 of 3	1 of 1	1 of 1	1 of 2	57%
	Tornes, Randy E.	2 of 2	2 of 2	2 of 2	2 of 2	100%
	Attendance Rate:	91%	89%	95%	88%	91%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.
The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation’s website (www.EXFO.com) to all employees and initially distributed to every new employees of the Corporation.

	(b)	Adoption of a strategic planning process.
The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.
The Board of Directors assumes direct responsibility for the monitoring of the Board of Director’s corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors adopted the following policies to fully comply with these responsibilities, which are updated on a regular basis as required:

		Policy	Adopted	Amendments
		Audit Committee Charter*	March 2005	November 2011 (French version only)
		Board of Directors Corporate Governance Guidelines*	March 2005
		Code of Ethics for our Principal Executive Officer and Senior Financial Officers*	March 2005
		Disclosure Guidelines	March 2005	May 2005 August 2008
		Ethics and Business Conduct Policy*	March 2005	June 2013
		Human Resources Committee Charter*		September 2006 October 2012 January 2013
		Securities and Trading Policy	March 2005
		Statement on Reporting Ethical Violations*	March 2005	June 2013
		Policy Regarding Hiring Employees and Former Employees of Independent Auditors*	October 2006
		Best Practice Regarding the Granting Date of Stock Incentive Compensation	April 2007
		Guidelines Regarding the Filing and Disclosure of Material Contracts	October 2008
		Independent Committee Charter	June 2011
		Majority Voting Policy*	October 2011
		Policy Regarding Conflict Minerals*	January 2013
		Agent Code of Conduct*	September 2013
		Director Share Ownership Policy*	September 2013
* Available on the Corporation’s website (www.EXFO.com).

The Board of Directors adopted in October 2011 a Majority Voting Policy for the election of Directors. In October 2012 in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures, the Board of Directors amended the Human Resources Committee Charter. The Board of Directors amended in January 2013 the Human Resources Committee Charter to include within the Human Resources Committee’s mandate the responsibility to receive and discuss suggestions from shareholders for potential director’s nominees. Also in January 2013, the Board of Directors adopted a Policy Regarding Conflict Minerals. In the course of formalizing its anti-corruption compliance program, the Board of Directors amended the Ethics and Business Conduct Policy and the Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and also adopted in September 2013 the Agent Code of Conduct. In September 2013, the Board of Directors integrated a governance best practice by adopting a Director Share Ownership Policy.

	(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.
The Board of Directors is also responsible for the establishment and functioning of all of the Board of Directors’ committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chair of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

				●	provide leadership to the Board of Directors or Committee;
				●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
				●	facilitate the functionary of the Board of Directors or Committee; and
				●	promote best practices and high standards of corporate governance.
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors; and	The Human Resources Committee Charter foresees that the Human Resources Committee maintains an orientation program for new Directors.
		ii.	the nature and operation of the issuer’s business.
Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In June 2011, the independent Directors of the Corporation attended a training session that concerned executive compensation and related governance developments. In January 2012, the independent Directors of the Corporation attended a presentation on the Corporation given by an executive and a product and marketing presentation. In March 2012, the independent directors of the Corporation attended a presentation on the investors’ perception of the Corporation given by a market specialist and a presentation on the Corporation from an executive. In June 2012, the independent Directors of the Corporation attended a presentation on the competitive view of the Corporation’s competition given by a sales executive of the Corporation and a presentation on market analysis given by an executive of a significant customer. In March 2013, the independent directors of the Corporation attended a presentation on the Corruption of Foreign Public Officials Act given by PricewaterhouseCoopers LLP.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance  Guidelines, (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers,  (iii) an Ethics and  Business Conduct Policy and  (iv) a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation’s website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been required or filed during our financial year ended August 31, 2013 with respect to any conduct constituting a departure from our Code of Ethics.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Members of the Board of Directors should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell it is required.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five (5) members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.
The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five (5) members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees that such committee shall:
●
review and approve on an annual basis with respect to the annual compensation of all senior officers which namely includes the assessment of risks associated with the compensation of such senior officers;

●
review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s LTIP or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

● recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to Directors;
● make recommendations to the Board of Directors with respect to the Corporation’s incentive compensation plans and equity-based plans.
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.		The Board of Directors has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors’ corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board of Directors’ performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation the Board of Directors’ responsibilities and functions and the performance of the Board of Directors’ Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or Independent Board of Directors members meeting.